EXHIBIT 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING
OF THE SHAREHOLDERS OF BRIGUS GOLD CORP.

- and –

MANAGEMENT INFORMATION CIRCULAR

Delta Barrington Hotel
Thomas B. Room
1875 Barrington Street
Halifax, Nova Scotia B3J 3L6

MAY 27, 2011
11:00 a.m. Halifax Local Time

Circular dated April 15, 2011

BRIGUS GOLD CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders ("Shareholders") of Brigus Gold Corp. (the "Corporation") will be held at the Delta Barrington Hotel, Thomas B. Room, 1875 Barrington Street, Halifax, Nova Scotia B3J 3L6, on Friday, May 27, 2011 at 11:00 a.m. (Halifax local time) for the following purposes:

1.	to receive the annual report and the financial statements for the year ended December 31, 2010 and the report of the auditor thereon;

2.	to re-appoint the Corporation’s auditor and to authorize the directors to fix its remuneration;

3.	to elect directors;

4.
to consider and, if deemed advisable, to amend the stock option plan of the Corporation, the details of which are contained under the heading "Part III – Matters to be Acted Upon – Approval of the Amended Stock Option Plan" in the accompanying management information circular (the "Information Circular");

5.	to consider and, if deemed advisable, to approve the continuance of the Corporation under the Canada Business Corporations Act; and

6.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A form of proxy solicited by management of the Corporation in respect of the Meeting is enclosed herewith.

Shareholders who are unable to be present at the Meeting are requested to sign the enclosed form of proxy and return it in the envelope provided for that purpose.  To be effective, the form of proxy must be received at the offices of CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1 Canada, or, by facsimile at (416) 368-2502 or toll free fax 1-866-781-3111 by not later than 5:00 p.m. (Halifax time) on May 25, 2011 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays or holidays, preceding the time of such adjourned Meeting, or in either case by such later date and time as the Board may determine in its sole discretion.  The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting.

DATED this 15th day of April, 2011.

By Order of the Board

(signed) Wade K. Dawe
Chairman, Chief Executive Officer and President

Brigus Management Information Circular

i

BRIGUS GOLD CORP.
MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Information Circular") is furnished to the shareholders (the "Shareholders") of Brigus Gold Corp. ("Brigus" or the "Corporation") in connection with the solicitation of proxies by the management of the Corporation for use at the annual and special meeting of the Shareholders (the "Meeting") and any adjournment or adjournments thereof.

This Information Circular and the accompanying forms of notice and proxy as well as other related meeting materials are being mailed to Shareholders.  Unless otherwise indicated, information in this Information Circular is given as of April 15, 2011.

No person is authorized to give any information or to make any representation not contained in this Information Circular, and if given or made, such information or representation should not be relied upon as having been authorized.  This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of any offer or proxy solicitation.  Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

In this Information Circular, unless otherwise indicated, all references to ''$,'' ''US$'' or ''U.S. dollars'' refer to United States dollars, and all references to "Cdn$" refer to Canadian dollars.

On April 15, 2011, the exchange rate for one Canadian dollar expressed in United States dollars, based upon the noon buying rates provided by the Bank of Canada, was US$1.04(Cdn$1.00 = US$1.04).

Brigus Management Information Circular

SHAREHOLDER PROPOSAL

The Business Corporations Act (Yukon) ("YBCA"), the Corporation's governing corporate statute, provides that shareholder proposals must be received at least 90 days before the anniversary date of the previous annual meeting of shareholders to be considered for inclusion in the Information Circular and the form of proxy for the Meeting of the Shareholders.  The Corporation did not receive any shareholder proposals that are required to be included in this Information Circular.

PART I
GENERAL PROXY MATERIALS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation by and on behalf of the management of the Corporation of proxies to be used at the Meeting to be held at the time and place and for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting"), and at any adjournment or adjournments thereof.  In addition to solicitation by mail, certain officers, directors, employees and service providers of the Corporation may solicit proxies by telephone, electronic mail, facsimile or personally.  These persons will receive no compensation for such solicitation other than their regular fees or salaries.  The cost of solicitation by management will be borne directly by the Corporation.  The head office of the Corporation is located at 1969 Upper Water Street, Suite 2001, Purdy's Wharf Tower II, Halifax, Nova Scotia B3J 3R7.

Advice to Beneficial Holders

The information set forth in this section is of significant importance to many public Shareholders as a substantial number of the public Shareholders do not hold common shares of the Corporation (the "Common Shares") in their own names.  Shareholders who do not hold their Common Shares in their own names (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees in Canada are prohibited from voting Common Shares for their clients.  The directors and officers of the Corporation may not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders.  However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge").  Broadridge typically applies a decal to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with a Broadridge decal on it cannot use that proxy to vote shares directly at the Meeting.  The proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted.

Brigus Management Information Circular

Since the Corporation may not have access to the names of its non-registered Shareholders, if a Beneficial Shareholder attends the Meeting, the Corporation will have no record of the Beneficial Shareholder's shareholdings or of its entitlement to vote unless the Beneficial Shareholder's nominee has appointed the Beneficial Shareholder as proxyholder.  Therefore, a Beneficial Shareholder who wishes to vote in person at the Meeting must insert his or her own name in the space provided on the voting instruction form sent to the Beneficial Shareholder by its nominee, and sign and return the voting instruction form by following the signing and returning instructions provided by its nominee.  By doing so, the Beneficial Shareholder will be instructing its nominee to appoint the Beneficial Shareholder as proxyholder.  The Beneficial Shareholder should not otherwise complete the voting instruction form as his or her vote will be taken at the Meeting.

Advice to Registered Holders

A registered holder of Common Shares can vote their Common Shares in person at the Meeting or by proxy.  A registered holder who does not wish to attend the Meeting or does not wish to vote in person should submit their form of proxy.  Registered holders who wish to vote in person at the Meeting are encouraged to vote by submitting a proxy.  Voting by proxy will not prevent a registered holder from voting in person if they attend the Meeting and duly revoke their previously granted proxy, but will ensure that their vote is counted if they are unable to attend the Meeting.

The Common Shares represented by the accompanying form of proxy (if the same is properly executed in favour of Wade K. Dawe or Brian MacEachen, the management nominees, and is received at the offices of CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1 Canada or by facsimile at (416) 368-2502 or toll free fax 1-866-781-3111 by not later than 5:00 p.m. Toronto time on May 25, 2011 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays or holidays, preceding the time of such adjourned Meeting, or in either case by such later date and time as the board of directors of the Corporation (the "Board") may determine in its sole discretion) will be voted at the Meeting, and, where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made.  In the absence of such a specification, such Common Shares will be voted in favour of such matter.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters set forth in the accompanying Notice of Meeting, or all other business or matters that may properly come before the Meeting.  At the date hereof, management of the Corporation knows of no such amendments, variations or other business or matters to come before the Meeting.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are a director and officer of the Corporation and an officer of the Corporation, respectively.  A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting such person's name in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees or by duly completing another proper form of proxy and, in either case, depositing the completed proxy at the offices of the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1 Canada or by facsimile at (416) 368-2502 before the specified time described in the previous section.

Brigus Management Information Circular

A Shareholder giving a proxy has the power to revoke it.  Such revocation may be made by the Shareholder attending the Meeting by fully executing another form of proxy bearing a later date and duly depositing the same before the specified time, or by written instrument revoking such proxy duly executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the head office of the Corporation or its registrar and transfer agent at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.  Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of the Corporation consists of an unlimited number of Common Shares without nominal or par value, of which 190,210,214 Common Shares were issued and outstanding as at the date of this Information Circular.

Each Shareholder is entitled to one vote for each Common Share shown as registered in his or her name on the list of Shareholders, which will be available for inspection at the Meeting.  The directors have fixed April 12, 2011 as the record date for the Meeting.  Accordingly, pursuant to the YBCA, only Shareholders of record as at the close of business on April 12, 2011 are entitled to receive notice of and to attend and vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of the date of this Information Circular, no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the votes attached to Common Shares.

PART II
CORPORATE GOVERNANCE OF THE CORPORATION

Statement of Corporate Governance Practices

National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "Guidelines") requires certain disclosure regarding the corporate governance practices of the Corporation.  The Corporation is pleased to make the following disclosure regarding its corporate governance policies.  A detailed description of the Corporation's governance practices is provided in Schedule "D" to this Information Circular and the Charter of the Board of Directors (the "Charter") is attached as Appendix "A" to Schedule "D".

Board Composition

The Board of Directors (“Board”) is currently composed of seven directors, Messrs. Wade K. Dawe, Harry Burgess, Derrick Gill, Michael Gross, Marvin K. Kaiser, David W. Peat and Charles E. Stott, all of whom are standing for election at the Meeting (See Part III – Matters to be Acted Upon – Election of Directors).  Of the current Board members, six are considered by the Board to be "independent" within the meaning of the Guidelines and Charter, as each does not have a direct or indirect material relationship with the Corporation.  For the purposes of the Guidelines, a "material relationship" with the Corporation is a relationship which could, in the view of the Board, reasonably be expected to interfere with the exercise of a director's independent judgment.  Mr. Dawe, Chairman, Chief Executive Officer and President of the Corporation, is not independent within the meaning of the Guidelines, the Charter and the rules and regulations of the NYSE Amex.  In deciding whether a particular director is independent, the Board examines the factual circumstances of each director and considers them in the context of many factors.  The role of the Chairman is described in the Charter set forth in Appendix "1" of Schedule "D" to this Information Circular.  The Board believes that the size and composition of the Board has served the Corporation and its Shareholders well and that all of its directors, including its non-independent director, have made valuable contributions to the Board, the Corporation and its subsidiaries.  The Board is of the view that Mr. Dawe possesses an extensive knowledge of the Corporation's business and has extensive business experience, which has proven to be beneficial to the other directors, and his participation as a director has contributed to the effectiveness of the Board.  The Board also believes that Mr. Dawe is sensitive to conflicts of interest and excuses himself from deliberations and voting in appropriate circumstances.

Brigus Management Information Circular

Since Mr. Wade, as Chairman, is not independent within the meaning of the Guidelines, the Board has appointed Mr. Stott as a Lead Independent Director from the ranks of the independent directors.  Mr. Stott, as the Lead Independent Director shall chair meetings of the independent directors and relay comments or recommendations to the Chairman of the Board and Chief Executive Officer.  The Lead Independent Director is also responsible for setting procedures for meetings of the independent directors and will act as Chair of the Board at any meeting where the Chair is absent.  The Lead Independent Director will also carry out other functions or assignments as requested by the Board.

Board Committees

At December 31, 2010, the Board had three standing committees, namely, the Audit Committee, Governance, Nominating and Compensation Committee ("GNCC" or "Governance, Nominating and Compensation Committee") and Safety, Health and Environment Committee ("SHEC" or "Safety, Health and Environment Committee").  In addition, as and when required, the Board can appoint ad hoc committees, to deal with specific matters (see the “Special Committee” section below.)

On November 9, 2011, the Board adopted a Board of Directors Charter and adopted, revised and updated the GNCC Charter.  On March 29, 2011, the Board adopted, revised and updated the Audit Committee, SHEC Charter and a Code of Ethics for directors, management and employees of the Corporation.

Audit Committee

The Audit Committee is composed of the following three independent directors, which is consistent with the recommendations in the Guidelines and the requirements of the NYSE Amex: Messrs. Gill, Kaiser and Peat.  Mr. Peat is chairman of the Audit Committee.  The Board has determined that each of Messrs. Gill, Kaiser and Peat meet the independence and the financial literacy requirements of National Instrument 52-110 - Audit Committees and are “financially sophisticated,” as defined in the rules promulgated by the NYSE Amex.

The Audit Committee is responsible for the integrity of the Corporation's internal accounting and control systems.  The Committee receives and reviews the financial statements of the Corporation and makes recommendations thereon to the Board prior to their approval by the full Board.  The Audit Committee oversees the work of the external auditor and communicates directly with the Corporation's external auditor in order to discuss audit and related matters whenever appropriate.  The Annual Information Form ("AIF") of the Corporation filed with the Canadian securities regulatory authorities contains certain information relating to the Audit Committee, as well as the Audit Committee Charter.  The AIF can be accessed on SEDAR at www.sedar.com.

Brigus Management Information Circular

Governance, Nominating and Compensation Committee

The GNCC is currently composed of the following three independent directors: Messrs. Gill, Gross and Stott.  Mr. Gross serves as chairman of the GNCC.

The purpose of the GNCC is to assist the Board in:

(1)	developing and implementing the Corporation's governance guidelines;

(2)	identifying and recommending to the Board individuals qualified to become directors;

(3)	identifying and recommending to the Board individuals qualified to become chief executive officer ("CEO" or "Chief Executive Officer");

(4)	recommending to the Board individuals qualified to become officers based upon recommendations of the CEO;

(5)	recommending the composition of the Board and its committees;

(6)	developing and overseeing the process to assess the effectiveness of the Board chair, the Board, the Board committees, chairs of committees, and individual directors;

(7)	overseeing the Corporation's policies concerning business conduct, ethics and other matters;

(8)	its oversight and responsibilities relating to the compensation, evaluation and succession of senior management; and

(9)	the compensation of directors.

The responsibilities of the GNCC include: (i) developing and recommending to the Board, the Charter, as well as the disclosure of the Corporation's governance guidelines and principles in the Corporation's public disclosure documents, in accordance with all applicable laws and regulations; (ii) developing and recommending to the Board policies regarding general responsibilities and functions of the Board and its members and the organization and responsibilities of Board committees, including committee charters; (iii) identifying, considering and recommending for approval by the Board, candidates qualified to become new directors and the nominees for election and/or appointment at the next annual meeting of Shareholders; (iv) assist in the orientation of newly elected or appointed directors, including and becoming acquainted with the Corporation's governance processes, and encourage continuing education opportunities for all members of the Board; (v) identifying, considering and recommending for approval by the Board, a candidate for the position of CEO; (vi) based upon recommendations of the CEO, consider and recommend for approval by the Board, candidates qualified to become officers of the Corporation; (vii) reviewing, reporting, and where appropriate, providing recommendations to the Board on the Corporation's Disclosure Policy, Code of Business Conduct, Insider Trading Policy, and other governance-related policies and guidelines, and recommend changes as deemed appropriate from time to time; (viii) reviewing and, where appropriate, providing recommendations to the Board on the Corporation's risk management and insurance policies; (ix) reviewing with the CEO management's assessment of existing management resources and making plans for ensuring the qualified personnel will be available as required for succession to senior management positions and to report to the Board on this matter at least once each year; (x) reviewing and assessing annually, in conjunction with the Board, the performance of the CEO against preset corporate and individual goals objectives approved by the GNCC; (xi) reviewing with the CEO the annual performance assessments of senior management, and to report annually to the Board on those assessments; (xii) reviewing and determine director compensation for Board and committee service, (xiii) (oversee and recommending for approval by the Board the Corporation's management compensation policy and to specifically considering and recommending annually for approval by the independent directors all forms of compensation for the CEO; (xiv) reviewing the executive compensation disclosure package before the Corporation publicly discloses executive compensation information; (xv) developing and overseeing a process to allow each director to assess the effectiveness and performance of the Board and the chair, the committees of the Board and their respective chairs, and individual members of the Board, including members of the GNCC.

Brigus Management Information Circular

The GNCC has the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the GNCC in performance of its functions.

Safety, Health and Environment Committee

The SHEC is currently composed of the following three independent directors: Messrs. Burgess, Gross and Stott.  Mr. Stott serves as chairman of the SHEC.

The Board has adopted a SHEC Charter, which, among other responsibilities, requires the SHEC to assist the Board in ensuring that the Corporation undertakes and conducts, in compliance with all applicable statutory and regulatory laws, and the Corporation policies, its operations in a safe and responsible manner, with due regard to:

(1)	the safety and health of its employees; and

(2)	the impact of its operations on the natural environment, including the environmental impacts in the local community in which it operates.

Special Committee

In August 2009, the Board established a special committee ("Special Committee") to review and supervise any proposed transaction that could arise in respect of the Corporation, and any potential issuance of securities, change of control or similar transaction.  Between January 1, 2010 and March 8, 2010, the Special Committee met ten (10) times to review the progress of the business combination with Linear Gold Corp. ("Linear"), as well as various other alternatives and opportunities.  The business combination with Linear, which, with the advice of its independent legal and financial advisors, the Special Committee had determined represented the best financing and strategic opportunity available to the Corporation, was completed in June 2010.  The Special Committee is no longer active and has not met since March 2010.

PART III
MATTERS TO BE ACTED UPON

1.	Re-Appointment of Auditor

The management of the Corporation recommends the re-appointment of Deloitte & Touche LLP Chartered Accountants ("Deloitte"), as the external auditor of the Corporation for the fiscal year 2011.  Deloitte has been the auditor for the Corporation since 2002.  Unless such authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted in favour of the re-appointment of Deloitte as auditor of the Corporation to hold office until the next annual meeting of shareholders and authorizing the directors of the Corporation to fix their remuneration.

Brigus Management Information Circular

This resolution requires the approval of a simple majority of the votes cast at the Meeting, in person or by proxy, in order to be approved.

In the absence of instructions to the contrary, the Common Shares represented by a properly executed form of proxy in favour of the persons designated by management of the Corporation will be voted FOR the re-appointment of Deloitte & Touche LLP Independent Registered Chartered Accountants as auditor of the Corporation.

2.	Election of Directors

Directors of the Corporation are elected annually by the Shareholders and will hold office until the next annual general meeting of Shareholders.  The constating documents of the Corporation provide that the number of directors to be elected shall be a minimum of three (3) and a maximum of fifteen (15).  A Board of seven (7) directors is to be elected at the Meeting.

It is intended that the persons named in the accompanying form of proxy will vote the Common Shares represented thereby in favour of electing as directors the nominees named below.  Unless such authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted in favour of the nominees set out below.

The term of office of all present directors of the Corporation expires at the Meeting.  Management has been informed by each nominee that he is willing to stand for election or re-election, as applicable, and serve as a director.  Each of the directors will be elected on an individual basis.

In the absence of instructions to the contrary, the Common Shares represented by a properly executed form of proxy in favour of the persons designated by management of the Corporation will be voted FOR the election as directors of the nominees whose names are set forth below.

Name and Municipality of Residence and Date First Become a Director	Present Principal Occupation	Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1) at the date of this Information Circular		Percentage of Total Outstanding Common Shares at the date of this Information Circular
Wade K. Dawe Bedford, Nova Scotia, Canada (8) June 25, 2010	Chairman, Chief Executive Officer and President of the Corporation	2,768,144	(8)	1.455%
Harry Burgess (4) Ontario, Canada November 18, 2010	Vice President of Micon International Limited	10,000		0.005%

Brigus Management Information Circular

Name and Municipality of Residence and Date First Become a Director	Present Principal Occupation	Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1) at the date of this Information Circular		Percentage of Total Outstanding Common Shares at the date of this Information Circular
Derrick Gill (2) (3) St. John's, NL, Canada June 25, 2010	Co-founder and a director of Strategic Concepts and SCI Software	20,000		0.011%
Dr. Michael Gross (3)(4)(6) Halifax, Nova Scotia, Canada June 25, 2010	Professor of Orthopaedic surgery at Dalhousie University	1,578,084		0.830%
Marvin K. Kaiser (2) Mayfield, Kentucky, USA May 24, 2006	Retired Business Executive	6,250	(9)	0.003%
David W. Peat (2)(5) Fernandina Beach, Florida, USA May 24, 2006	Financial Consultant	6,250		0.003%
CHARLES E. STOTT (3)(4)(7)(9) Evergreen, Colorado, USA August 6, 2002	Independent Mining Consultant	41,450	(10)	0.022%
Notes:
(1)	The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective parties.
(2)	Member of the Audit Committee.
(3)	Member of the Governance, Nominating and Compensation Committee.
(4)	Member of the Safety, Health and Environment Committee.
(5)	Chairman of the Audit Committee.
(6)	Chairman of the Governance, Nominating and Compensation Committee.
(7)	Chairman of the Safety, Health and Environment Committee.
(8)	Mr. Dawe owns 1,789,848 Common Shares directly and 978,296 Common Shares indirectly.
(9)	Mr. Stott owns 3,000 Common Shares directly and 38,450 indirectly.

The following are brief profiles of the directors of the Corporation, including a brief description of each individual's principal occupation within the past five years.

Wade K. Dawe — Chairman, Chief Executive Officer and President

Mr. Dawe is the chairman, CEO and President of the Corporation.  He has been an entrepreneur in Canadian mining and venture capital industries since 1994 and has consistently demonstrated strong results for shareholders through strategic planning, quality acquisitions and partnerships, and by retaining and developing industry respected senior management and directors.  He is chairman and a director of Linear Metals Corporation ("Linear Metals"), and serves on the board of directors of ImmunoVaccine Inc. Mr. Dawe has a bachelor of commerce degree from Memorial University of Newfoundland, where he currently serves on the Advisory Board to the Faculty of Business Administration.  Mr. Dawe's philanthropic activities include establishing and personally funding the annual James R. Pearcey Entrepreneurial Scholarship at Memorial University.  Mr. Dawe, a native of Newfoundland and Labrador, is also a member of the Young Presidents' Organization, an international organization for business leaders.

Brigus Management Information Circular

Harry Burgess — Director

Mr. Burgess is a director and member of the Safety, Health and Environment Committee of the Corporation.  He is the Senior Mining Engineer and a Vice President of Micon International Limited ("Micon") of Toronto, Ontario.  As a founder of Micon, he has over 30 years experience in the mining industry, including conducting due diligence reviews, operational monitoring and benchmark studies.  Prior to his consulting career, he held senior management positions in the copper and gold mining industry in Zambia and South Africa.  He is a member of the Professional Engineers of Ontario and the Canadian Institute of Mining and Metallurgy, as well as a fellow of the Institute of Materials, Minerals and Mining and the Australian Institute of Mining and Metallurgy.  He is also a director of Vena Resources Inc., a TSX-listed company, and Acme Resources Corp., a TSXV-listed company.  Mr. Burgess received his bachelor's degree with honours in mechanical engineering at the Imperial College of Science and Technology, University of London and his bachelor's degree in mining engineering at the Royal School of Mines, University of London.  He earned his master's degree in engineering from the University of Witwatersrand, Johannesburg.

Derrick Gill — Director

Mr. Gill is a director, a member of the Audit Committee and of the Governance, Nominating and Compensation Committee of the Corporation.  Mr. Gill is co-founder and a director of Strategic Concepts and SCI Software, which provide strategic planning, financial modeling and business development consultation to major mining and oil and gas projects in Canada.  His 30-year career has included executive roles at Vale Inco Newfoundland & Labrador Limited (formerly Voisey's Bay Nickel Company), Diamond Fields International Ltd. (formerly Diamond Fields Resources Inc.) and Bristol Communications.  Mr. Gill was a founding shareholder of Nwest Energy Inc. and currently serves as the chair of Genesis, a commercial research and development arm of Memorial University in Newfoundland and Labrador.  He is also a director of Crosshair Exploration & Mining Corp. Mr. Gill received his undergraduate degree in business administration from Memorial University.

Michael Gross – Director

Dr. Gross is a director, chairman of the Governance, Nominating and Compensation Committee and a member of the Safety, Health and Environment Committee, and of the Corporation.  A Professor of Orthopaedic surgery for over 10 years, he consults extensively in design and implantation techniques with the Orthopaedic manufacturing industry.  He has extensive capital markets experience, having served as either an executive or as a director with a number of venture stage companies.  Dr. Gross was a founder and chairman of the board of NWest Energy Inc. prior to its successful initial public offering in 2008.  Dr. Gross is currently a director of Linear Metals and is not standing for re-election as a director of Linear Metals at its annual meeting of shareholders on April 28, 2011.  He is also the founder of Airway Tools, a company specializing in proprietary medical devices.  He received his degree in medicine from the University of Newcastle Upon Tyne in England.  He obtained a Fellowship in Surgery in London and a Canadian Fellowship in Orthopaedic Surgery in 1981.

Brigus Management Information Circular

Marvin K. Kaiser– Director

Mr. Kaiser is a director and member of the Audit Committee of the Corporation.  He has over 40 years of experience in the mining industry and is a Certified Public Accountant.  At the time of his retirement in 2006, he was Executive Vice President and Chief Administrative Officer of The Doe Run Company ("Doe Run"), an international natural resource company focused on the mining, smelting, recycling and fabrication of metals.  Prior to joining Doe Run, Mr. Kaiser was the Chief Financial Officer of Amax Gold Inc from 1989 to 1993.  He serves as a director of Gryphon Gold, Inc. and Uranium Resources, Inc. as well as two privately held exploration companies.  Mr. Kaiser received his bachelor's degree in accounting from Southern Illinois University and serves as a director of the Southern Illinois University Foundation.

David W. Peat — Director

Mr. Peat is a director and chairman of the Audit Committee of the Corporation.  He has over 25 years of executive experience in financial leadership in support of mining corporations.  Mr. Peat has held multiple executive positions including as Vice President and Chief Financial Officer of Frontera Copper Corporation from 2006 through 2009; Vice President and Global Controller of Newmont Mining Corporation from 2002 through 2004; and Vice President of Finance and Chief Financial Officer of Homestake Mining Company from 1999 through 2002.  Mr. Peat began his career at Price Waterhouse in Toronto and he has been a member of the Institute of Chartered Accountants of Ontario since 1978.  He is currently a director and chairman of the Audit Committee of Gabriel Resources Ltd. He received his bachelor's degree in economics from the University of Western Ontario, and a bachelor's of commerce, with honours in business administration, from the University of Windsor, Ontario.

Charles E. Stott— Director

Mr. Stott is a director, chairman of the Safety, Health and Environment Committee, member of the Governance, Nominating and Compensation Committee and the independent lead director of the Corporation.  He has been an independent mining consultant with T. P. McNulty & Associates since 1995, which provides consulting services to the mineral, metal and chemical industries.  He was the former chairman of Apollo Gold Corporation, the predecessor company of Brigus.  He served as president and chief executive officer for Gold Capital Corporation from 1994 to 1995; Horizon Resources from 1990 to 1993; and Amax Gold Inc. from 1986 to 1989.  He is a director of Western Troy Capital Resources Inc. and Hazen Research, Inc. since 2002.  Mr. Stott received his bachelor's degree in mining engineering from the Colorado School of Mines and his juris doctor degree from Hastings College of Law, University of California.

Corporate Cease Trade Orders, Penalties and Bankruptcies

To the best of the Corporation's knowledge, no existing or proposed director is, or within the 10 years prior to the date hereof has been, a director or chief executive officer or chief financial officer of any company that, while that person was acting in that capacity,

(a)	was subject to an order that was issued while the proposed director was acting in the capacity of director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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Bankruptcies

To the Corporation's knowledge, no existing or proposed director of the Corporation is or has been, within the 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the Corporation's knowledge, no existing or proposed director of the Corporation has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Conflicts of Interest

The directors are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interests that they may have in any project or opportunity of the Corporation.  If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of the Corporation's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Corporation, its promoters, directors and officers or other members of management of the Corporation or of any proposed promoter, director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director or officer of such other companies.

3.	Approval of the Amended Stock Option Plan

The Corporation currently has a stock option plan (the "Plan"), pursuant to which the number of Common Shares reserved for issuance, set aside and made available to the Board for the granting of options to eligible grantees shall not exceed the lesser of: (a) 10% of the issued and outstanding Common Shares, from time to time; and (b) 12,938,922 Common Shares.  As of the date of the Information Circular, 299,116 options remain available for future issuance, which represents less than 1% (0.16%) of the issued and outstanding shares of the Corporation.  The Board has approved an amended Plan (the "Amended Plan") for the Corporation, subject to shareholder and regulatory approval.

The principal terms of the Amended Plan, which are summarized below, are substantially similar to the Plan, except for those provisions specifically identified below as amendments to the Plan.  The following summary is qualified in its entirety by the full text of the Amended Plan, which appears as Schedule "A" to this Information Circular.

Purpose.  The purpose of the Amended Plan is to attract and motivate directors, officers, employees of and service providers to the Corporation and its subsidiaries and thereby advance the Corporation's interests by affording such persons an opportunity to acquire an equity interest in the Corporation through the stock options.

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Administration.  The Board or, in the Board’s discretion, a committee appointed by the Board and consisting of no fewer than three members of the Board administers the Amended Plan, has authority under the Amended Plan to fix the terms and conditions of individual agreements with participants, including the duration of the award and any vesting requirements, subject to requirements of applicable regulatory authorities.  The Amended Plan permits the Board to grant options for the purchase of Common Shares of the Corporation for a term of up to 10 years.

Authorized Shares; Limits on Awards.  Under the proposed Amended Plan, the number of Common Shares which may be issued pursuant to stock options previously granted under the Plan and those granted under the Amended Plan may not exceed 10% of the issued and outstanding Common Shares, from time to time, provided that in any fiscal year, the Corporation will limit the number of options granted to a maximum of 3.33 % of its issued and outstanding Common Shares at the beginning of the fiscal year such that the maximum is based on the number of Common Shares outstanding at the previous fiscal year end.

Eligibility.  Persons eligible to receive awards under the Amended Plan include directors, executive officers, employees and consultants of the Corporation and its affiliates.

Term of Option/Vesting.  The Board can fix the term of the option which term shall not be for more than ten (10) years from the date the option is granted.  The Board has discretion to determine any vesting schedule to which an option is subject.

Pricing of Awards.  In accordance with the provisions of the Amended Plan, the option price and the terms and conditions on which the options may be exercised are set out in written stock option agreements, in the form approved by the Board, entered into by the Corporation and each option holder.  Under the Amended Plan, the option price is determined by the Board and may either be in Canadian dollars or United States dollars.  If the exercise price is in Canadian dollars, the exercise price shall not be lower than the closing price on the TSX on the trading day prior to the date of the grant.  If the exercise price is in United States dollars, the exercise price shall not be lower than the greater of: (a) the closing price on the NYSE Amex Equities Exchange ("NYSE Amex") on the trading day prior to the date of the grant, or (b) the closing price on the TSX (such closing price converted into United States dollars using the Bank of Canada noon nominal rate of exchange on the same date as such closing price) on the trading day prior to the date of the grant.

Transfer Restrictions; Termination of Awards.  The options are not transferable and non-assignable and terminate on the earlier of the expiry date and the date that the optionee ceases to be eligible for any reason whatsoever, other than death.  In the event of death, the option is fully exercisable by the optionee's legal representative on the earlier of the expiry date and one (1) year from the date of death.  Option agreements approved by the Board may provide that all or any part of the options that are outstanding upon the occurrence of a change of control may continue to be exercised by the holder for such extended period up to and including the normal expiry date of such options.

Loans.  Subject to compliance with applicable corporate and securities laws, the Board may at any time authorize the Corporation to loan money to a participant in order to assist him or her to exercise options granted under the Amended Plan.  Such loan shall be provided on a non-recourse basis, shall be non-interest bearing and shall be on such other terms and conditions to be determined from time to time by the Board.  The Board has not loaned any money to participants and has no intention to do so in the future.

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Changes to the Amended Plan.  The Amended Plan may be amended by the Board, subject to approval of the Shareholders as well as the TSX and the NYSE Amex, and subject to compliance with applicable legislation.

Amendments to the Stock Option Plan.  The Board may amend or discontinue the Amended Plan at any time upon receipt of requisite regulatory approval including, without limitation, the approval of the TSX; provided, however, that without the approval of the Shareholders, no such amendment may: (a) increase the maximum number of Common Shares issuable under the Amended Plan or a change from a fixed maximum number of Common Shares to a fixed maximum percentage of issued and outstanding Common Shares; (b) a reduction in the exercise price of outstanding options or a cancellation for the purpose of exchange for reissuance at a lower option price to the same person; (c) an extension of the expiry date of an option; (d) an expansion of the transferability or assignability of options, other than to permitted assigns, pursuant to paragraph 8 (i) of the Amended Plan, or for estate planning or estate settlement purposes.  All other amendments to the Stock Option Plan will not require shareholder approval.  Such amendments may for example include, without limitation, amendments related to: (a) the provisions of a “housekeeping” or “clerical” nature; (b) the vesting provisions of the Stock Option Plan or any option under the Stock Option Plan; (c) the early termination provisions of the Stock Option Plan or any option granted under the Stock Option Plan (provided that the change does not entail an extension beyond the original expiry date of such option); (d) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of participants, and the subsequent amendment of any such provision which is more favourable to such participants; (e) the addition or modification of any cashless exercise feature, payable in cash or Common Shares; (f) any adjustments in event of change in structure of capital/change of control; (g) any addition to or deletion or alteration of the provisions of the Stock Option Plan that are reasonably necessary to allow participants to receive fair and favourable tax treatment under relevant tax legislation; (h) the mechanics of exercise of the options, such as changing the form to be used to give notice of exercise and the person to whom the notice of exercise is to be directed; and (i) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable laws.

The amendments to the Plan, which are reflected in the Amended Plan, are summarized below:

(1)
the number of Common Shares which may be issued pursuant to stock options previously granted under the Plan and those granted under the Amended Plan may not exceed 10% of the issued and outstanding Common Shares, (which currently represents 19,021,021 Common Shares) from time to time, provided that in any fiscal year, the Corporation will limit the number of options granted to a maximum of 3.33 % of its issued and outstanding Common Shares at the beginning of the fiscal year such that the maximum is based on the number of Common Shares outstanding at the previous fiscal year end; and

(2)
upon exercise of an option, the optionee shall, upon notification of the amount due and prior to or concurrently with the delivery of the certificates representing the Common Shares, pay to the Corporation amounts necessary to satisfy applicable withholding tax requirements or shall otherwise make arrangements satisfactory to the Corporation for such requirements.  In order to implement this provision, the Corporation or any related corporation shall have the right to retain and withhold from any payment of cash or Common Shares under the Amended Plan the amount of taxes required to be withheld or otherwise deducted and paid with respect to such payment.  At its discretion, the Corporation may require an optionee receiving Common Shares to reimburse the Corporation for any such taxes required to be withheld by the Corporation and withhold any distribution to the optionee in whole or in part until the Corporation is so reimbursed.  In lieu thereof, the Corporation shall have the right to withhold from any cash amount due or to become due from the Corporation to the optionee an amount equal to such taxes.  The Corporation may also retain and withhold or the optionee may elect, subject to approval by the Corporation at its sole discretion, to have the Corporation retain and withhold a number of Common Shares having a market value not less than the amount of such taxes required to be withheld by the Corporation to reimburse the Corporation for any such taxes and cancel (in whole or in part) any such Common Shares so withheld.

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Recommendation of the Board of Directors

The Board has determined that the Amended Plan is in the best interests of Shareholders and the Corporation and unanimously recommends that Shareholders vote for the resolution approving the Amended Plan (the "Amended Plan Resolution").

In the absence of instructions to the contrary, the Common Shares represented by a properly executed form of proxy in favour of the persons designated by management of the Corporation will be voted FOR the Amended Plan Resolution, as it may be amended or varied at the Meeting.

Text of the Amended Plan Resolution

BE IT RESOLVED THAT:

(1)
the stock option incentive plan of Brigus Gold Corp. (as amended and restated April 12, 2011) is hereby approved; and will be submitted to the shareholders of the Corporation for reapproval prior to the third anniversary of the Meeting.

(2)
any two directors of the Corporation be and are hereby authorized and directed to do and perform all things, including, the execution of documents which may be necessary or desirable to give effect to the foregoing resolution.

The Amended Plan Resolution must be approved by a majority of the votes cast by the Shareholders present or represented by proxy at the Meeting.  In the event the Amended Plan Resolution is not passed, the Plan will remain in force.

4.	Continuance of the Corporation under the Canada business Corporations Act

At the Meeting, shareholders will be asked to vote on a special resolution authorizing directors to continue (the "Continuance") the Corporation under the Canada Business Corporations Act (the "CBCA") and authorizing the directors to adopt new bylaw No. 1, the full text of which is set forth as Schedule "C" to this Information Circular.

Effective on or about June 1, 2011 the Corporation will be continued as a company governed by the CBCA.  Since 2003, the Corporation has been governed by the YBCA and the bylaws of the Corporation have been in force since 2004.

The Continuance will affect certain of the rights of Shareholders as they currently exist under the YBCA.  Shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.

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Reason for Continuance

For corporate and administrative reasons the directors of the Corporation are of the view that it would be appropriate to continue the Corporation as a federal corporation.

The adoption of new bylaw No. 1 is considered desirable to reflect the Corporation's CBCA Continuance and to update the bylaws for developments in corporate law since 2004.

Procedure in the Yukon for the Continuance

In order for the Continuance to become effective:

1.
The Shareholders must authorize by special resolution the application by the Corporation (the "Continuance Application") to the Yukon Registrar of Corporations, requesting that the Corporation be continued from the Yukon as if it had been incorporated under the laws of Canada;

2.	The Corporation must receive approval of the Continuance Application from the Director of Corporations for Canada;

3.
The Yukon Registrar upon receipt of notice satisfactory to him/her that the Corporation has been continued under the laws of Canada and upon giving his/her approval, will file the notice and issue a Certificate of Discontinuance;

4.	The Corporation will not be continued as a body corporate under the laws of Canada unless those laws provide in effect that:

(a)	the property of the Corporation continues to be the property of the body corporate;

(b)	the body corporate continues to be liable for the obligations of the Corporation;

(c)	an existing cause of action, claim or liability to prosecution is unaffected;

(d)	a civil, criminal or administrative action or proceeding pending by or against the Corporation may be continued to be prosecuted by or against the body corporate; and

(e)	a conviction against or ruling, order or judgment in favour of or against the Corporation may be enforced by or against the body corporate.

The CBCA permits companies incorporated outside of the federal jurisdiction to be continued into the federal jurisdiction.  On Continuance, the Corporation will be subject to the CBCA and will cease to be governed by the YBCA.  The registration of the Continuance does not create a new legal entity, nor does it prejudice or affect the continuity of the Corporation.  The Continuance will not result in any change in the business of the Corporation nor in the persons who constitute the Corporation's Board and its officers.

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Shareholder Protection under the CBCA

The CBCA provides to shareholders substantially the same rights as under the YBCA, including rights of dissent and appraisal and rights to bring derivative and oppressive actions.  The following is a comparison of some of the principal provisions of the YBCA and the CBCA that are relevant to the Shareholders.  This summary is not intended to be exhaustive and Shareholders should consult their legal advisors with respect to the detailed provisions of the CBCA and their rights under it.  Reference should be made to the full text of both statutes for particulars of the differences.

Sale of Corporation's Undertaking.  Under the CBCA, a sale of all or substantially all the property of a corporation other than in the ordinary course of business of the corporation requires approval by a majority of not less than two thirds (2/3) of the votes cast by shareholders who voted in respect of the proposed sale.  The provisions of the YBCA are substantially the same.

Amendments to Articles of the Corporation.  Under the CBCA, any substantive change to the articles of a corporation, such as a change in the name of the corporation, a change in the province in which the corporation's registered office is situated and certain changes to the share capital of a corporation, require approval by a majority of not less than two-thirds (2/3) of the votes cast by shareholders who voted at a meeting in respect of the change.  Where holders of a class of shares are adversely affected by certain proposed amendments, holders of shares of that class (whether or not such shares carry a right to vote) are entitled to vote separately as a class on the proposed amendments.  The provisions of the YBCA are substantially the same.

Bylaw Amendments.  The CBCA provides that unless the articles, bylaws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend, or repeal any bylaws that regulate the business or affairs of a corporation.  However, the directors must submit a bylaw, or an amendment or a repeal of a bylaw, to the shareholders of the corporation, and the shareholders may, with approval of a simple majority, confirm, reject or amend the bylaw, amendment or repeal.  The provisions of the YBCA are substantially the same.

Authorization of Unlimited Number of Shares.  The CBCA permits a corporation to have an unlimited number of shares without par value.  The provisions of the YBCA are substantially the same.

Rights of Dissent and Appraisal.  The CBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares.  The dissent right is applicable where the corporation proposes to (a) amend the articles to add, change or remove provisions restricting or constraining the issue, transfer or ownership of shares of that class, (b) amend its articles to add, change or remove any restriction on the business that the corporation may carry on, (c) enter into a long form amalgamation, (d) continue out of the jurisdiction, (e) sell, lease or exchange all or substantially all its property, or (f) carry out a going-private transaction or a squeeze-out transaction.  The dissenting shareholder is required to strictly comply with the provisions of the CBCA in order to exercise this remedy.  The YBCA provides similar rights to shareholders but is not available to shareholders in the context of a going-private or a squeeze-out transaction.  See "Right of Dissent", below.

Oppression Remedies.  Under the CBCA, a shareholder has the right to apply to a court for an order where an act or omission of the corporation or an affiliate effects a result, or the business or affairs of which are conducted in a manner, or the exercise of the directors' of the corporation's or any of its affiliates powers, would be oppressive or unfairly prejudicial to or would unfairly disregard the interests of any security holder, creditor, director or officer of the corporation.  On such an application, the court may make any interim or final order it thinks fit, including an order restraining the conduct complained of.  Under the YBCA, the oppression remedy is substantially the same as that in the CBCA.

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Shareholder Derivative Actions.  Pursuant to the CBCA, a complainant, which includes a shareholder, may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which the corporation is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation.  On such an application, the court may make any order it thinks fit, including an order authorizing the complainant or any other person to control the conduct of the action.  Pursuant to the YBCA, derivative actions are dealt with in substantially the same manner as the CBCA.

Financial Assistance.  The CBCA does not restrict a corporation from giving financial assistance to shareholders or directors of the corporation or an affiliated corporation.  The YBCA contains provisions that restrict the corporation from doing so except in specified circumstances.

Record Date for Voting.  The CBCA provides for the setting of a fixed record date for voting purposes.  Transfers of shares after the record date are not recognized for voting entitlement purposes.  The YBCA does not permit the setting of a fixed record date for voting purposes and a transferee of shares requesting to have its name included in the relevant shareholder list at least ten (10) days (or such shorter time as is provided in the bylaws) prior to the meeting is entitled to vote, provided that the transferee can establish that the transferee owns the shares.

Requisition of Meetings.  The CBCA provides that holders of not less than five per cent (5%) of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.  The provisions of the YBCA are substantially the same.

Shareholder Communication.  The CBCA contains exemptions from the restrictions on proxy solicitation that permit a shareholder to make a public announcement concerning the shareholder's voting intentions (whether by way of a speech in a public forum or the issuance of a press release, opinion, statement or advertisement).  In addition, the CBCA enables shareholders to communicate with each other, (i) for the purpose of obtaining support for shareholder proposals, (ii) if such communications relate to the business and affairs of the corporation, (iii) to organize a dissident's proxy solicitation, (iv) if 15 or fewer shareholders are solicited, (v) as clients, by a person engaged in the business of providing proxy voting advice, and (vi) other communications as may be prescribed from time to time.  The YBCA does not contain such broad exemptions to the proxy solicitation rules and, accordingly, shareholder communication is more limited.

Form of Proxy and Information Circular.  The CBCA requires that management of a distributing corporation, concurrently with giving notice of a meeting of shareholders, send a form of proxy in prescribed form to each shareholder who is entitled to receive notice of the meeting.  Where management of a corporation solicits proxies, a management proxy circular in prescribed form must also accompany the notice of the meeting.  The YBCA contains similar provisions.

Electronic Documents.  The CBCA contains innovative provisions dealing with electronic communication with shareholders.  Currently, the YBCA contains no such provisions.  See "Proposed Amendments to the YBCA" below.

Place of Meetings.  The CBCA provides that meetings of shareholders of a corporation must be held at the place within Canada provided in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine.  A meeting of shareholders of a corporation may be held at a place outside of Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.  Currently, under the YBCA, meetings of shareholders of a corporation must be held at the place within the Yukon provided in the by-laws or, in the absence of such a provision, at the place within the Yukon that the directors determine.  If the articles of the Corporation so provide, meetings of the shareholders may be held outside the Yukon at one or more places specified in the articles.  See "Proposed Amendments to the YBCA" below.

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Electronic meetings.  The CBCA permits any person entitled to attend a meeting of shareholders to participate by means of telephonic, electronic or other communication facilities that permit all participants to adequately communicate with each other.  The CBCA also provides that a meeting may be held entirely electronically if authorized by the by-laws of the corporation.  The YBCA does not contain similar provisions.

Quorum of Shareholders.  The CBCA states that, unless the by-laws of a corporation otherwise provide, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the meeting) if holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.  The YBCA provides for substantially the same quorum requirements.

Shareholder Consent in Lieu of Meeting.  The CBCA provides that a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.  The YBCA contains substantially the same provisions.

Shareholder Proposals.  The CBCA contains eligibility requirements for shareholders that wish to submit proposals for inclusion in a corporation's proxy materials, including a requirement that a shareholder have had a continuous minimum level of investment in the corporation for a specified period of time.  No similar requirements are imposed by the YBCA.

Duties of Directors.  The CBCA provides that, subject to any unanimous shareholder agreement, the directors manage, or supervise the management of, the business and affairs of the Corporation.  The YBCA simply provides that the directors manage the business and affairs of the Corporation and does not explicitly contemplate supervision.

Directors' Residency.  The CBCA states that a distributing corporation shall have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.  At least twenty-five per cent of the directors of a corporation must be resident Canadians.  However, if a corporation has less than four directors, at least one director must be a resident Canadian.  Furthermore, at least twenty-five percent of the directors present at a meeting of directors must be resident Canadians to properly transact business.  The YBCA does not contain any residency requirements for directors.

Removal of Directors.  The CBCA permits the removal of directors by holders of a majority of the shares being voted.  Unless otherwise provided in the articles of a corporation, a quorum of directors may fill a vacancy among the directors, except for a vacancy resulting from an increase in the number or the minimum or maximum number of directors or the failure to elect the number or minimum number of directors provided for in the articles.  The YBCA contains substantially the same provisions.

Proposed Amendment to the YBCA.  The following is a summary of some of the proposed amendments to the YBCA.  The amended YBCA is awaiting proclamation and is expected to come into force this spring.  The proposed changes include:

•	Introduction of the option to issue "par value" shares in Yukon.

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•	Allowing for records to be kept outside Yukon if electronic viewing access is available from a location within Yukon.
•	Expanding the range of available share offerings and dividend options.
•	Under limited circumstances, allowing directors to vote on splitting of shares.
•	Removal of certain limitations on related corporations holding shares in each other.
•	Easing of restrictions on the provision of financial assistance by a corporation.
•	Confirming that issuance of a physical security certificate is not mandatory and clarifying application of provisions to "uncertificated" securities.
•	Clarification of rights associated with fractional shares.
•	Flexibility regarding number of directors and length of directorships (e.g., the proposed amendments allow directors to be elected for terms of up to 3 years, instead of the current 1 year maximum).
•	Modernization of shareholder voting options (e.g., the proposed amendments allow the use of electronic technology to hold virtual meetings and electronic voting)
•	In specific circumstances, allowing a corporation to be a director of another corporation.
•	Clarification of directors' duties and liability.
•	Clarification of disclosure requirements.
•	Allowing for committees of composed of directors and officers.
•	Clarification and expansion of indemnity provisions.
•	Increased flexibility regarding the logistics of holding meetings.
•	Tightening of protection against frivolous or vexatious motions by shareholders.
•	Added protection for shareholder privacy concerns.
•	Addition of, under special circumstances, the option of waiving the requirement for directors, and shifting directors' liability to shareholders.
•	Extension of certain rights to "beneficial" owners of shares, not just the registered holders.
•	Addition of flexibility to allow proxies to apply to more than one shareholders' meeting.
•	Updating and simplification regarding restrictions regarding who may own shares.
•	Streamlining of amalgamation provisions, both inside and outside of Yukon.
•	Clarification of what is required in order to sell major corporate assets.
•	Allowing, under certain circumstances, a Yukon corporation to be converted ("continued") into a corporation governed by another jurisdiction.
•	Clarification of the authority of the court to limit certain shareholders' rights.
•	Flexibility (if desired in the articles of incorporation of the corporation) regarding the required minimum percentage of shares to be acquired to complete a takeover.
•	Clarification of the timelines/deadlines for offers to purchase shares in a proposed takeover situation.
•	Clarification of options available to a Court when it is required to place a value on shares.
•	Increased flexibility regarding liquidation of subsidiary corporations.
•	Establishing standard of performance for appointed liquidators.

Recommendation of the Board of Directors

The Board has determined that the Continuance and the adoption of new bylaw No. 1 are in the best interests of Shareholders and the Corporation and unanimously recommends that Shareholders vote for the special resolution approving the Continuance (the "Continuance Resolution").

In the absence of instructions to the contrary, the Common Shares represented by a properly executed form of proxy in favour of the persons designated by management of the Corporation will be voted FOR the Continuance Resolution, as it may be amended or varied at the Meeting.

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Proposed Continuance Resolution

Shareholders will be asked at the meeting to consider and, if deemed advisable, to approve the Continuance Resolution transferring the Corporation's jurisdiction of incorporation from the Yukon to Canada and adopting the new bylaw No.1, as follows:

"RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)
the continuance of the Corporation's jurisdiction from Yukon under the Business Corporations Act (Yukon) ("YBCA") to Canada under the Canada Business Corporations Act ("CBCA") and any and all amendments to the Corporation's Articles and adoption of new bylaw No.1, which is set forth in Schedule "C" to the Corporation's management information circular dated April 15, 2011, as a result thereof be and are hereby approved;

(2)
the directors of the Corporation be and they are hereby authorized and directed to execute and deliver all such applications, authorizations, certificates, documents, filings, and instruments (along with amendments thereto), whether under seal of the Corporations or otherwise, as in their opinion may be necessary or desirable to effect the continuance of the Corporation under the CBCA and adoption of new bylaw No.1; and

(3)
the directors of the Corporation shall have sole and complete discretion to abandon the continuance of the Corporation's jurisdiction from Yukon under the YBCA to Canada under the CBCA and adoption of new bylaw No.1 and, notwithstanding shareholder approval of same, there shall be no obligation to proceed with the continuance and with adoption of new bylaw No.1."

The Continuance Resolution must be approved by special resolution in order to become effective.  To pass, a special resolution requires a majority of not less than two-thirds (2/3) of the votes cast by the Shareholders present at the Meeting in person or by proxy.

Rights of Dissent

The following description of the rights of registered shareholders of the Corporation who dissent ("Dissenting Shareholders") to the Continuance Resolution is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder's Common Shares and is qualified in its entirety by the reference to the full text of Section 193 of the YBCA, which is attached to this Information Circular as Schedule "B".  A registered Shareholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of Section 193 of the YBCA and retain a legal advisor for such purposes.  Failure to comply with the provisions of Section 193 of the YBCA and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Registered Shareholders are entitled to the dissent rights set out in Section 193 of the YBCA and to be paid the fair value of their Common Shares if such registered Shareholder dissents to the Continuance Resolution and the Continuance Resolution becomes effective.  Neither a vote against the Continuance Resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a registered Shareholder need not vote against such resolution in order to object.  A registered Shareholder must dissent with respect to all Common Shares either held personally by him or her or on behalf of any one beneficial owner and which are registered in one name.  A brief summary of the provisions of Section 193 of the YBCA is set out below.

Brigus Management Information Circular

Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only a registered Shareholder is entitled to dissent.  A Shareholder, who beneficially owns Common Shares but is not the registered holder thereof, should contact the registered holder for assistance.  In order to dissent, a Shareholder must send to the Corporation in the manner set forth below, a written notice of objection (the "Objection Notice") to the Continuance Resolution.  On the action approved by the Continuance Resolution becoming effective, the making of an agreement between the Corporation and the Dissenting Shareholder as to the payment to be made for the Dissenting Shareholder's Common Shares or the pronouncement of an order by the Court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his Common Shares in an amount agreed to by the Corporation and the shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the dissent was adopted.  Until any one of such events occurs, the Shareholder may withdraw his or her dissent or the Corporation may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Continuance Resolution is approved, the Dissenting Shareholder who sent an Objection Notice, or the Corporation, may apply to the court to fix the fair value of the Common Shares held by the Dissenting Shareholder and the court shall make an order fixing the fair value of such Common Shares, giving judgment in that amount against the Corporation in favour of the Dissenting Shareholders and fixing the time by which the Corporation must pay that amount to the Dissenting Shareholder.  If such an application is made by a Dissenting Shareholder, the Corporation shall, unless the court otherwise orders, send to each Dissenting Shareholder a written offer (the "Offer to Purchase") to pay to the Dissenting Shareholder, an amount considered by the directors of the Corporation to be the fair value of the subject Common Shares, together with a statement showing how the fair value of the subject Common Shares was determined.

Every Offer to Purchase shall be on the same terms.  At any time before the Court pronounces an order fixing the fair value of the Dissenting Shareholder's Common Shares, a Dissenting Shareholder may make an agreement with the Corporation for the purchase of his or her Common Shares, in the amount of the Offer to Purchase, or otherwise.

The Offer to Purchase shall be sent to each Dissenting Shareholder within ten (10) days of the Corporation being served with a copy of the originating notice.  Any order of the Court may also contain directions in relation to the payment to the Shareholder of all or part of the sum offered by the Corporation for the Common Shares, the deposit of the share certificates representing the Common Shares, and other matters.  If the Corporation is not permitted to make a payment to a Dissenting Shareholder due to there being reasonable grounds for believing that the Corporation is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities, then the Corporation shall, within ten (10) days after the pronouncement of an order, or the making of an agreement between the Shareholder and the Corporation as to the payment to be made for his Common Shares, notify each Dissenting Shareholder that it is unable lawfully to pay such Dissenting Shareholders for their shares.

Brigus Management Information Circular

Notwithstanding that a judgment has been given in favour of a Dissenting Shareholder by the court, if the Corporation is not permitted to make a payment to a Dissenting Shareholder for the reasons stated in the previous paragraph, the Dissenting Shareholder by written notice delivered to the Corporation within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his or her notice of objection in which case the Corporation is deemed to consent to the withdrawal and the Shareholder is reinstated to his or her full rights as a Shareholder, failing which he or she retains his or her status as a claimant against the Corporation to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by the Corporation's Registered and Records Office in the Yukon Territory, Lackowicz, Shier & Hoffman, Suite 300, 204 Black Street, Whitehorse, Yukon Territory Y1A 2M9, or by the Chairman of the meeting, prior to the commencement or recommencement thereof.

PART IV
ADDITIONAL DISCLOSURE

STATEMENT OF EXECUTIVE COMPENSATION

Securities laws require that a "Statement of Executive Compensation" in accordance with Form 51-102F6 be included in this Information Circular.  Form 51-102F6 prescribes the disclosure requirements in respect of the compensation of executive officers and directors of reporting issuers.  Form 51-102F6 provides that compensation disclosure must be provided for the Chief Executive Officer and the Chief Financial Officer of an issuer and each of the issuer's three mostly highly compensated executive officers whose total compensation exceeds Cdn$150,000.  Based on these requirements, the executive officers of the Corporation for whom disclosure is required under Form 51-102F6 are Wade K. Dawe (Chairman, CEO and President), Melvyn Williams (CFO & Senior Vice President ), Brian MacEachen (Executive Vice President), Richard D. Allan (Vice President and Chief Operating Officer), Howard Bird (Vice President of Exploration), R. David Russell (former President and CEO), Richard Nanna (former Senior Vice President, Exploration) and Timothy G. Smith (former Vice President, US and Canadian Operations) who are collectively referred to as the "Named Executive Officers".

On March 21, 2011, Dana Hatfield joined Brigus as the new Chief Financial Officer, effective in the second quarter of 2011, following the retirement of Mr. Williams, the Company's current CFO & Senior Vice President of Finance & Corporate Development.  Mr. Hatfield will work alongside Mr. Williams through a transition period ending no earlier than the end of the second quarter of 2011.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The Governance, Nominating and Compensation Committee of the Board (for the purposes of this discussion, the "Committee") has responsibility for approving the compensation program for the Named Executive Officers.  The Committee acts pursuant to the Governance, Nominating and Compensation Committee Charter that has been approved by the Board.

The compensation program for the Named Executive Officers is designed to attract, retain and reward talented executives who can contribute to the Corporation's long-term success and thereby build value for the Corporation's Shareholders.  The program is organized around four fundamental principles:

Brigus Management Information Circular

A Substantial Portion of the Corporation's Named Executive Officer Compensation Program Should Be Performance-Based.  The Corporation's compensation program is designed to reward superior performance.  It accomplishes this in a number of ways.  In terms of cash compensation, target award opportunities provided to each Named Executive Officer under the Corporation's bonus plan (which pays bonuses on the basis of performance over a one-year period) are set at a percentage of each Named Executive Officer's base salary, which is generally in the range of 50% for vice presidents, 75% for senior and executive vice presidents and up to 100% for the CEO.  Whether and to what extent bonuses under the bonus plan are paid depends entirely on the extent to which the corporate, operating and individual goals set by the Committee pursuant to the bonus plan are attained.

A Substantial Portion of Named Executive Officer Compensation Should Be Delivered in the Form of Equity Awards.  The Committee believes that a substantial portion of total compensation should be delivered in the form of equity in order to align the interests of the Named Executive Officers with the interests of the Shareholders.  In terms of equity awards, the target award opportunities provided to each Named Executive Officer are set as a percentage of each Named Executive Officer's base salary, which is generally in the range of 50% for vice presidents, 75% for senior and executive vice presidents and 100% for the CEO.  Whether and to what extent equity awards are made depends entirely on the extent to which the corporate, operating and individual goals set by the Committee are attained.  The stock option awards are valued at the grant date fair value.

The Corporation's Compensation Program for Named Executive Officers Should Enable the Corporation to Compete for First-Rate Executive Talent.  The Corporation's Shareholders are best served when the Corporation can attract and retain talented executives with compensation packages that are competitive and fair.  The Committee has historically strived to create a compensation package for Named Executive Officers that delivers total compensation that is competitive in comparison to the average of the total compensation delivered by certain peer companies with which the Corporation competes for executive talent (the "Peer Group").  To assist in making this comparison, the Committee subscribes to the annual Mining Industry Salary Survey published by Coopers Consulting Ltd.  In 2010, the Peer Group selected by the Committee consisted of the following companies:

Lake Shore Gold Corp.	Timmins Gold Corp.

Minefinders Corp.	Kirkland Lake Gold Inc.

St Andrews Goldfields Ltd.

The Corporation's Compensation Program for Named Executive Officers Should Be Fair, and Perceived as Such, Both Internally and Externally.  The Committee strives to create a compensation program that will be perceived as fair, both internally and externally.  It accomplishes this by comparing the compensation that is provided to the Named Executive Officers:

(1)	to the compensation, as described above, provided to officers of the companies included in the Peer Group, as a means to measure external fairness; and

(2)	to other senior employees of the Corporation, as a means to measure internal fairness.

Total Compensation

Total compensation for Named Executive Officers is based on the following components: (i) cash compensation, which includes base salary and bonuses; (ii) performance based compensation; and (iii) other compensation.

Brigus Management Information Circular

Cash Compensation

The Corporation's compensation program for Named Executive Officers is designed so that a percentage of each Named Executive Officer's total compensation is paid in cash.  Cash compensation paid is composed of salary and, if earned, a cash bonus pursuant to the Corporation's bonus plan.  The percentage of cash compensation paid relative to a Named Executive Officer's total compensation is generally set at up to 75% of total compensation in the case of vice presidents, up to 70% for senior and executive vice presidents and up to 67% for the CEO.  Salary is included in the Corporation's Named Executive Officer compensation package because the Committee believes it is appropriate that some portion of the compensation that is provided to Named Executive Officers be in a form that is fixed and liquid.  Performance-based bonuses are included to incentivize the Named Executive Officers to attain particular objectives that the Committee believes are consistent with the overall goals set for the Corporation by its Board.  The components comprising the cash portion of total compensation are described below.

Salary.  Base salary for Named Executive Officers for any given year is generally fixed by the Committee at its meeting in March of each year.  Increases or decreases in base salary on a year-over-year basis are dependent on the Committee's assessment of the performance of the Corporation overall, the Corporation's mining projects and the particular individual.  Other than the fact that executive officers have employment agreements with a minimum level of salary specified within the agreement, the Committee is free to set Named Executive Officer salary at any level it deems appropriate.  In fixing salaries, the Committee is generally mindful of its overall goal to keep cash compensation for its executive officers within the range of cash compensation paid by companies in the Peer Group.  The amount of salary that is provided in the form of compensation is generally less, assuming threshold performance levels are met, than the amount that is provided in the form of bonuses and equity awards under the Corporation's short and long-term bonus plans, each of which is described below.  This weighting reflects the Committee's objective of ensuring that a substantial amount of each Named Executive Officers total compensation is tied to company-wide, mine and project results and individual performance goals.

Bonus Plans.  The Corporation has a cash bonus plan in which Named Executive Officers participate.  This plan, which is described below, provides cash compensation to Named Executive Officers only if, and to the extent that, performance conditions set by the Committee are met.  Bonus targets are set annually based on the Corporation's plan and budget for such fiscal year and are set at levels that the Corporation believes will be reasonably difficult to achieve.

In determining the amount of target bonuses under the bonus plan, the Committee considers several factors, including:

(1)	the target bonuses set, and actual bonuses paid, in recent years;

(2)	the desire to ensure, as described above, that a substantial portion of total compensation is performance-based;

(3)	the relative importance, in any given year, of the long and short-term performance goals established pursuant to the bonus plan; and

(4)	the compensation practices of the Peer Group, as determined in published compensation surveys.

Brigus Management Information Circular

Performance objectives for the bonus plan are developed through an iterative process.  Based on a review of business plans, management, which includes the Named Executive Officers, develops preliminary recommendations for Committee review.  The Committee reviews management's preliminary recommendations and establishes final goals.  In establishing final goals, the Committee strives to ensure that the incentives provided pursuant to the bonus plan are consistent with the strategic goals set by the Board, that the goals set are sufficiently ambitious so as to provide a meaningful incentive and that bonus payments, assuming target levels of performance are attained, will be consistent with the overall Named Executive Officer compensation program established by the Committee.  The Committee reserves the discretion to reduce or not pay bonuses under the bonus plan even if the relevant performance targets are met.

For the fiscal year ended December 31, 2010, the bonus targets upon which cash bonuses were based included the following objectives:

(1)	Corporate and Financial:

(a)	consummation of the combination between Apollo Gold Corporation (the predecessor to the Corporation) and Linear to create Brigus;

(b)	restructuring of the balance sheet, including reduction of bank debt and repayment of the 2007 convertible debt;.

(c)	filing on-time of the periodic and annual financial reports;

(d)	marketing of newly combined company, Brigus to attract new institutional investors and maintain the support of existing Shareholders;

(f)	increasing the number of analysts covering Brigus;

(2)	Black Fox Operations:

(a)	achieving safe operations with zero lost time accidents at the Black Fox Mine and Mill;

(b)	completing the permitting of Phase 2 and 3 of the open pit;

(c)	commencing underground development;

(d)	commencing purchasing of the underground fleet and recruitment of new employees for the underground operations;

(e)	completing the new 235-metre ventilation and services raise and 1.1 km ramp;

(f)	commencing the overburden stripping of Phase 2 of the open pit at a lower cost than for Phase 1;

(g)	completing an updated National Instrument 43-101 Technical Report with estimated gold reserves and resources;

(h)	achieving production targets for ore tonnes mined, average gold grade processed, recovery rate and gold ounces produced;

Brigus Management Information Circular

(3)	Exploration:

(a)	advancing the Contact Zone at the Black Fox Complex with exploration drilling; and

(b)
completing an airborne magnetic geophysical survey on the Black Fox Complex, an 18-square kilometer contiguous land package, comprises the Black Fox Mine, Grey Fox and Pike River exploration properties owned by Brigus.

For fiscal 2010, the Corporation did not achieve all of its targets.  In particular, the production targets at the Black Fox Mine and Mill Operations ("Black Fox") were not achieved.  While Black Fox commenced underground development, and construction of the ventilation and services raise and ramp during 2010, the completion of both projects were delayed which ultimately impacted planned open pit and underground production in 2010.  The underground infrastructure, including the completion of the raise and ramp, was completed in the first quarter of 2011.

In terms of the exploration objectives, the exploration drilling program was expanded subsequent to the business combination with Linear.  In addition, there were several other significant, unplanned accomplishments during 2010 including:

(1)	further strengthening of the balance sheet by opportunistic unwinding all of the currency and gold hedges.

(2)	raising $70 million in net proceeds from equity financings and $56.3 million with the sale of a future gold stream.

(3)	reduction of the bank debt from $70.0 million down to $22 million during 2010 which was substantially greater than previously planned.

(4)	completion of 65 exploration drill holes for 25,830 metres, resulting in four new mineral zones identified and the expansion of the Contact Zone along strike from 400 metres to 1,200 metres in length

(5)	divesting non-core assets such as the Huizopa project in Mexico.

Therefore the award payments made to Named Executive Officers ranged from 45% to 80% of their base salary, compared to the target range of 75% to 100% of base salary.

Performance Based Compensation

As described above, the Committee believes that a portion of each Named Executive Officer's compensation should be in the form of equity awards, because the Committee believes that such awards serve to align the interests of Named Executive Officers and the Corporation's Shareholders.  Equity awards to the Corporation's Named Executive Officers are made pursuant to the Corporation's Plan.  The Plan provides for awards in the form of stock options.  The principal terms of the Plan are summarized above under the "Part III – Matters to be Acted Upon – Approval of the Amended Stock Option Plan".

The amount of equity compensation that is provided to each Named Executive Officer in a given year is generally determined by reference to the Named Executive Officer's base salary for that year.  That is, the Committee each year approves an equity award or awards for each Named Executive Officer with a cash value that is determined by multiplying the Named Executive Officer's base salary by a percentage that is chosen by the Committee.  The percentage that the Committee selects for these purposes in a given year is dependent on the Committee's assessment, for that year, of the appropriate balance between cash and equity compensation.  In making that assessment, the Committee considers factors such as the relative merits of cash and equity as a device for retaining and incentivizing Named Executive Officers and the practices, as reported in published compensation surveys, of other companies in the Peer Group.

Brigus Management Information Circular

Practices Regarding the Grant of Options

The Committee has generally followed a practice of making all option grants to its executive officers during the first quarter of each year based on the previous year's performance.  For the last five years, the Committee has granted these annual awards at its regularly scheduled meeting in February or March.  The Corporation does not otherwise have any program, plan or practice to time annual option grants to its executives in coordination with the release of material non-public information.  In 2010, as a direct result of the business combination between Apollo Gold Corporation and Linear, the annual grant was suspended until later in the year upon the successful completion of the transaction.

While the bulk of the Corporation's option awards to Named Executive Officers have historically been made pursuant to the Corporation's annual grant program, the Committee retains the discretion to make additional awards to Named Executive Officers at other times, in connection with the initial hiring of a new officer, for retention purposes or otherwise.  The Corporation refers to such grants as ad hoc awards.  The Committee has generally followed the practice of making such ad hoc awards only during a time when the Corporation's Named Executive Officers would be permitted, pursuant to the Corporation's insider trading policy, to trade in the Corporation's securities.  Other than in this respect, the Corporation does not have any program, plan or practice to time ad hoc awards in coordination with the release of material non-public information.

Other Compensation

The Corporation's Named Executive Officers receive various perquisites provided by or paid for by the Corporation.  These perquisites can include memberships in social and sports clubs, car allowances and gross up payments equal to the taxes payable on certain perquisites.

The Corporation provides these perquisites because:

(1)	in many cases, such as membership in social and sports clubs, the perquisite makes the Corporation's executives more efficient and effective and thereby is a benefit to the Corporation, and

(2)
these perquisites are provided by many companies in the Peer Group to their named executive officers and it is therefore important for retention and recruitment purposes that the Corporation does the same.

The Committee reviews the perquisites provided to its Named Executive Officers on a regular basis, in an attempt to ensure that they continue to be appropriate in light of the Committee's overall goal of designing a compensation program for Named Executive Officers that maximizes the interests of the Corporation's Shareholders.

Brigus Management Information Circular

Peer Comparisons and Survey Data

In its annual evaluation of the compensation of the Corporation's executive officers, the Committee uses peer comparisons and survey sources to obtain a general understanding of current compensation practices for the market in which the Corporation competes.  Specifically, the Committee reviews the annual Mining Industry Salary Survey published by Coopers Consulting Ltd., a national, broad-based industry survey, and relevant data from the peer group identified above.  The Committee does not benchmark executive compensation at a certain level or percentile based on the survey or peer comparison data.  Rather, this data is only one of the components considered when setting executive compensation.  Other factors include, but are not necessarily limited to, level of responsibility, individual performance, and budget constraints.

Performance Graph

The following line graph compares the Corporation's five year cumulative shareholder return (based on the closing price of the Common Shares on the TSX at the end of each financial year and using an initial investment of Cdn$100 on December 31, 2005) to the S&P/TSX Composite Index.  The Corporation did not pay any dividends during the subject period.

	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10
Brigus Gold Corp.	100	28.6	58.3	64.9	30.8	58.3
S&P/TSX Composite Index	100	117	127.53	85.45	115.36	134.97

The Committee believes that there is no meaningful comparison to be drawn between the five year trend shown by the performance graph above and the Corporation's compensation to Named Executive Officers in 2010 given the significant transformation of the Corporation as a result of the business combination with Linear and the change in the management since the merger.  However, the Committee believes that the Corporation's share performance trend since the merger and over a period of one to two years going forward will be a reflection of the Corporation's financial and operating performance.  Therefore, the share performance trend will become a more significant factor in determining executive compensation levels in the future.

Brigus Management Information Circular

Summary Compensation Table

The following table discloses compensation paid to or awarded to the Named Executive Officers.  Securities legislation provides that the Named Executive Officers are determined on the basis of total compensation earned in the 2010 fiscal year.  All dollar amounts outlined in the table below are in U.S. dollars.

Name and principal position	Year	Salary	Share-based awards	Option- based awards(1)	Non-equity incentive plan compensation		Pension value	All other compensation(2)	Total compensation
					Annual incentive plans	Long- term incentive plans
Wade K. Dawe Chairman, CEO and President (3)	2010	185,727	Nil	160,442	Nil	Nil	Nil	Nil	346,169
Melvyn Williams	2010	265,000	Nil	70,865	Nil	Nil	5,498	Nil	341,363
CFO and Senior Vice President —	2009	248,654	Nil	99,130	Nil	Nil	Nil	Nil	347,784
Finance and Corporate Development	2008	174,231	Nil	98,389	130,950	Nil	Nil	Nil	403,570
Brian MacEachen Executive Vice President (3)	2010	123,480	Nil	96,265	Nil	Nil	Nil	Nil	219,745
Richard D. Allan Vice President and Chief Operating Officer (3)	2010	120,857	Nil	68,138	Nil	Nil	Nil	Nil	188,995
Howard Bird	2010	113,268	Nil	53,481	Nil	Nil	Nil	Nil	166,749
Vice President of	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exploration (3)	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Brigus Management Information Circular

Name and principal position	Year	Salary	Share-based awards	Option- based awards(1)	Non-equity incentive plan compensation		Pension value	All other compensation(2)	Total compensation
					Annual incentive plans	Long- term incentive plans
R. David Russell	2010	197,308	800,351	80,085	Nil	Nil	4,650	1,059,787	2,062,095
Former President	2009	366,638	Nil	140,680	Nil	Nil	Nil	Nil	507,318
and CEO (4, 6)	2008	299,423	Nil	218,642	272,800	Nil	Nil	Nil	790,865
Richard F. Nanna	2010	181,346	400,000	49,473	Nil	Nil	5,446	541,211	1,177,476
Former Senior Vice	2009	220,385	Nil	99,130	Nil	Nil	Nil	Nil	319,515
President, Exploration (5, 6)	2008	174,231	Nil	98,389	130,389	Nil	Nil	Nil	403,009
Timothy G. Smith	2010	92,308	Nil	Nil	Nil	Nil	2,538	85,864	180,710
Former Vice President —	2009	188,462	Nil	43,827	Nil	Nil	Nil	Nil	232,289
US and Canadian Operations (5)	2008	147,582	Nil	59,033	67,500	Nil	Nil	Nil	274,115

Notes:
(1)	The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2010	2009	2008
Risk-free interest rate	1.8%	1.9%	2.9%
Dividend yield	0%	0%	0%
Volatility	74%	78%	73%
Expected life in years	3.3	6	6
Weighted average grant-date fair value of stock options	$0.64	$0.87	$1.75

(2)	The value of perquisites and benefits that do not exceed the lesser of Cdn$50,000 and 10% of the total salary are not reported herein.
(3)
Messrs. MacEachen and Bird were appointed the Executive Vice President and Vice President of Exploration, respectively, on June 25, 2010 and Mr. Allan was appointed the Vice President and Chief Operating Officer on July 5, 2010 upon completion of the business combination with Linear.

(4)
Mr. Dawe was appointed CEO and President of the Corporation on June 25, 2010 upon completion of the business combination with Linear, replacing R. David Russell.  Mr. Dawe was also elected Chairman by the Board.

(5)
Messrs. Nanna and Smith resigned as the Senior Vice President, Exploration and President — US and Canadian Operations on June 25, 2010 and July 31, 2010, respectively, upon completion of the business combination with Linear.

(6)
Messrs. Russell and Nanna received a portion of their severance payments in an equivalent amount of Common Shares, which is reported in the section below called “Termination and Change of Control Benefits.”

Brigus Management Information Circular

Incentive Plan Awards

Option-Based Awards Outstanding at the end of the Most Recently Completed Financial Year

The table below reflects all option-based awards for each Named Executive Officer outstanding as at December 31, 2010 (including option-based awards granted to a Named Executive Officer before fiscal 2010).  The Corporation does not have any other equity incentive plans other than the Plan.

OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2010
Name of Named Executive Officer	Number of Securities Underlying Unexercised Options (1)		Option Exercise Price (/Security)		Option Expiration Date(2)	Value of Unexercised In-the-Money Options(3)
	342,138	(4)	Cdn$	2.192	January 19, 2013	Nil
	376,351	(4)	Cdn$	0.767	February 6, 2014	Cdn$	501,680
Wade K. Dawe (5)	177,912	(4)	Cdn$	1.001	July 29, 2014	Cdn$	195,530
	750,000		Cdn$	1.135	August 5, 2015	Cdn$	723,750
	250,000		Cdn$	1.675	November 10, 2015	Cdn$	106,250
	50,000		US$	8.20	March 10, 2014	Nil
	31,250		US$	2.60	March 10, 2015	Nil
	31,250		US$	2.60	March 28, 2016	Nil
	6,750		US$	1.92	August 10, 2016	US$	820
Melvyn Williams	100,000		US$	2.28	February 6, 2017	Nil
	56,250		US$	2.64	March 27, 2018	Nil
	114,506		US$	1.28	March 31, 2019	US$	87,140
	100,000		Cdn$	1.135	August 5, 2015	Cdn$	96,500
	33,333		Cdn$	1.675	November 10, 2015	Cdn$	14,170
	68,428	(4)	Cdn$	2.19	January 9, 2013	Nil
	191,597	4)	Cdn$	0.767	February 6, 2014	Cdn$	255,400
Brian MacEachen (6)	95,799	(4)	Cdn$	1.001	July 29, 2014	Cdn$	105,280
	450,000		Cdn$	1.135	August 5, 2015	Cdn$	434,250
	150,000		Cdn$	1.675	November 10, 2015	Cdn$	63,750
Richard Allan (6)	250,000		Cdn$	1.31	July 26, 2015	Cdn$	197,500
	150,000		Cdn$	1.675	November 10, 2015	Cdn$	63,750
Howard Bird (6)	273,710	(4)	Cdn$	2.19	January 9, 2013	Nil
	191,597	(4)	Cdn$	0.767	February 6, 2014	Cdn$	255,400
	95,799	(4)	Cdn$	1.001	July 29, 2014	Cdn$	105,280
	250,000		Cdn$	1.135	August 5, 2015	Cdn$	241,250
	83,333		Cdn$	1.675	November 10, 2015	Cdn$	35,420

Brigus Management Information Circular

OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2010
Name of Named Executive Officer	Number of Securities Underlying Unexercised Options (1)		Option Exercise Price (/Security)		Option Expiration Date(2)	Value of Unexercised In-the-Money Options(3)
	62,500		US$	8.96	June 24, 2011	Nil
	62,500		US$	2.60	June 24, 2011	Nil
R. David Russell (5)	20,250		US$	1.92	June 24, 2011	US$	2,450
	125,000		US$	2.28	June 24, 2011	Nil
	125,000		US$	2.64	June 24, 2011	Nil
	162,500	(4)	US$	1.28	June 24, 2011	US$	123,660
	50,000		US$	8.96	September 30, 2011	Nil
	62,500		US$	2.60	September 30, 2011	Nil
Richard F. Nanna (7)	100,000		US$	2.28	September 30, 2011	Nil
	28,125		US$	2.64	September 30, 2011	Nil
	114,506		US$	1.28	September 30, 2011	US$	87,140
	15,000		US$	8.20	July 31, 2011	Nil
	31,250		US$	2.60	July 31, 2011	Nil
Timothy G. Smith (7)	15,000		US$	0.80	July 31, 2011	US$	18,620
	33,750		US$	2.28	July 31, 2011	Nil
	16,875		US$	2.64	July 31, 2011	Nil
	38,812		US	1.28	July 31, 2011	US$	29,540

Notes:
(1)	Each option entitles the holder to purchase one Common Share.
(2)	For all options granted, 50% vest after the first year from the grant date and 50% after the second year from the grant date.
(3)
The value is based on the closing price of Common Shares of the Corporation on the TSX at December 31, 2010 (Cdn$ 2.100) and converted to equivalent U.S. dollars at the Bank of Canada average annual exchange rate of 1.029 for 2010 for a equivalent closing price of US$2.041.  The value is calculated based on the difference between the closing price and the exercise price of the options, multiplied by the number of options.  Canadian dollar grants used the Canadian dollar closing price and U.S. dollar grants used the US$2.041 equivalent closing price.

(4)
Wade K. Dawe, Brian MacEachen and Howard Bird were granted options as former officers of Linear which were exchanged for options of the Corporation on the closing of the business combination with Linear on June 25, 2010.

(5)
Mr. Dawe was appointed CEO and President of the Corporation on June 25, 2010 upon completion of the business combination with Linear, replacing R. David Russell.  Mr. Dawe was also elected Chairman by the Board.

(6)
Messrs. MacEachen and Bird were appointed the Executive Vice President and Vice President of Exploration, respectively, on June 25, 2010 and Mr. Allan was appointed the Vice President and Chief Operating Officer on July 5, 2010 upon completion of the business combination with Linear.

(7)
Messrs. Nanna and Smith resigned as the Senior Vice President, Exploration and President — U.S. and Canadian Operations on June 25, 2010 and July 31, 2010, respectively, upon completion of the business combination with Linear.

Brigus Management Information Circular

Incentive Plan Awards – Value Vested or Earned during the Most Recently Completed Financial Year

The following table provides information concerning the incentive award plans of the Corporation with respect to each Named Executive Officer during the fiscal year ended December 31, 2010.  The only incentive award plan of the Corporation during fiscal 2010 was the Plan.  See "Part III – Matters to be Acted Upon – Approval of the Amended Stock Option Plan".

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE FISCAL YEAR ENDED DECEMBER 31, 2010
Name of Named Executive Officer	Option-Based Awards – Value Vested During Fiscal 2010 (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During Fiscal 2010 ($)
Wade K. Dawe	Nil	272,000
Melvyn Williams	2,812	139,125
Brian MacEachen	Nil	147,000
Richard Allan	Nil	67,500
Howard Bird	Nil	99,000
R. David Russell	7,981	Nil
Richard F. Nanna	25,258	Nil
Timothy G. Smith	2,486	Nil

Notes:
(1)	Calculated using the closing price per Common Share on TSX on the applicable vesting date less the exercise price of the applicable stock options.

Termination and Change of Control Benefits

Each of the Named Executive Officers has employment agreements with the Corporation or a subsidiary thereof, that contain termination payment provisions.  These agreements are reviewed from time to time and amended accordingly subject to the Board approval.  The Named Executive Officers have "change of control" payment provisions in their employment agreements that may be triggered in certain circumstances.  The terms of the specific agreements between the Corporation and each of the Named Executive Officers is set out below.

Wade K. Dawe, Chairman – Chief Executive Officer and President

Pursuant to the management agreement dated October 15, 2010 (effective as of June 25, 2010) between the Corporation, Wade K. Dawe Incorporated ("Dawe Incorporated") and Wade Dawe (the "Dawe Agreement") for an indefinite term, the Corporation has engaged Dawe Incorporated to provide management services by Mr. Dawe, an employee of Dawe Incorporated.  Pursuant to the Dawe Agreement, the Corporation shall pay to Dawe Incorporated base annual remuneration in the total amount of US$340,000 per annum (the "Remuneration"), which Remuneration shall be subject to the annual review by the Governance, Nominating and Compensation Committee of the Corporation.

If Dawe Incorporated terminates the Dawe Agreement for any reason, Dawe Incorporated shall be entitled to accrued Remuneration earned by Dawe Incorporated up to the date of termination.

If the Corporation in its absolute discretion and for any reason terminates the Dawe Agreement, the Corporation shall pay Dawe Incorporated all accrued Remuneration earned by Dawe Incorporated up to the date of termination and shall make a lump sum payment in an amount equal to three (3) times the sum of the then Remuneration and amount equal to the bonus, if any, paid to Dawe Incorporated or to Mr. Dawe in the previous year by the Corporation or its predecessor.

Brigus Management Information Circular

On or before December 31, 2011 or in the event of the death of Mr. Dawe during on or before December 31, 2011, the Corporation has agreed to pay Dawe Incorporated US$877,500, which amount represents the change of control payments under the employment agreement between Linear and Mr. Dawe that were triggered by the business combination of Apollo and Linear but were deferred at the time of the transaction.

Following a Change of Control, Dawe Incorporated may terminate the Dawe Agreement by providing one (1) month notice at any time between the 91st and 180th day following the date on which there is a Change of Control, in which case, the Corporation shall pay Dawe Incorporated a lump sum in an amount equal to three (3) times the sum of the then Remuneration and an amount equal to the bonus, if any, paid to Dawe Incorporated or to Mr. Dawe in the previous year by the Corporation or its predecessor.

For the purpose of the Dawe Agreement, a "Change of Control" means:

(a)
any person becomes the beneficial owner, directly or indirectly, of the Common Shares representing 50% or more of (a) the outstanding Common Shares or (b) the combined voting power of the Corporation's then outstanding Common Shares;

(b)
the Corporation is a party to a merger or consolidation, or series of related transactions, which results in the voting shares of the Corporation outstanding immediately prior thereto failing to continue to represent at least 50% of the combined voting power of the voting shares of the Corporation or such surviving or combined entity outstanding after such merger or consolidation;

(c)	the sale or disposition of all or substantially all of the Corporation's assets;

(d)	the dissolution or liquidation of the Corporation;

(e)	50% or more of the Board change during the course of any consecutive 12 month period except when resulting from death, disability or retirement;

(f)	when a third party acquires and exercises the right to appoint 50% or more of the directors of the Corporation; or

(g)	any transaction or series of related transactions that has the substantial effect of any one or more of the foregoing.

Melvyn Williams – CFO & Senior Vice President

Pursuant to the transition agreement dated February 4, 2011 between the Corporation and Melvyn Williams, Mr. Williams has agreed to continue in his capacity as the CFO & Senior Vice President until June 30, 2011 (the "Stay Period").  In addition to Mr. Williams' wages and other compensation owing to him throughout the Stay Period, upon termination of Mr. Williams' employment, the Corporation will pay him a sum of US$700,000 (the "Severance Payment") and a lump sum cash payment (the "Benefit Payment"), which amount represents 24 months of premium payments for continued health care coverage for Mr. Williams, his spouse and eligible dependents, long term disability coverage and life insurance coverage.  The Severance Payment and the Benefit Payment, net of tax and other legal deductions, may be payable in any combination of cash and Common Shares.

Brigus Management Information Circular

Dana Hatfield —Successor CFO

Pursuant to the offer of employment letter (the "Hatfield Employment Offer") to Dana Hatfield for an indefinite term, Mr. Hatfield is entitled to receive annual base salary of Cdn$260,000, payable monthly and is eligible for an annual option grant based on the performance and the recommendations of the Corporation's Governance, Nominating and Compensation Committee.  In addition, Mr. Hatfield is entitled to be reimbursed for all work-related travel expenses.

In the event of the termination of Mr. Hatfield's employment without cause, he will be entitled to continue to receive monthly compensation equal to his normal monthly installments of base salary, less all deductions required by law, for a period commencing from the date of the notice of termination equal to 12 months plus one (1) month for each completed full year of service with the Corporation.  In addition, the Corporation will continue Mr. Hatfield's coverage provided by the Corporation's group insurance benefits plan for a period of 12 months from his departure date.

In the event of a Change of Control event, Mr. Hatfield may elect to, at any time within three (3) months of the effect date of the Change of Control, terminate his employment with the Corporation and the Corporation shall pay him severance lump sum amount equal to two and one-half (2.5) times of his base salary to be paid within five (5) days of termination.  In addition, the Corporation will either continue for a period of 12 months from Mr. Hatfield’s departure date, his coverage by the Corporation group insurance benefits plan or will compensate him for the equivalent of 12 months of coverage that would be paid by the Corporation on his behalf.

For the purpose of the Hatfield Employment Offer, a "Change of Control" shall be deemed to have occurred when a third party acquires the right to appoint the majority of the directors of the Corporation.

Brian MacEachen – Executive Vice President

In the event of a change of control event, Mr. MacEachen will be entitled to three (3) years times the base salary in effect at such time, plus the amount of bonus paid in the previous year, subject to appropriate adjustments for any change in the scope of Mr. MacEachen's employment.

For the purpose of the MacEachen Agreement, a "Change of Control" means:

(a)
any person becomes the beneficial owner, directly or indirectly, of the Common Shares representing 50% or more of (a) the outstanding Common Shares or (b) the combined voting power of the Corporation's then outstanding Common Shares;

(b)
the Corporation is a party to a merger or consolidation, or series of related transactions, which results in the voting shares of the Corporation outstanding immediately prior thereto failing to continue to represent at least 50% of the combined voting power of the voting shares of the Corporation or such surviving or combined entity outstanding after such merger or consolidation;

(c)	the sale or disposition of all or substantially all of the Corporation's assets;

(d)	the dissolution or liquidation of the Corporation;

(e)	50% or more of the Board change during the course of any consecutive 12 month period except when resulting from death, disability or retirement;

Brigus Management Information Circular

(f)	when a third party acquires and exercises the right to appoint 50% or more of the directors of the Corporation; or

(g)	any transaction or series of related transactions that has the substantial effect of any one or more of the foregoing.

Pursuant to an employment memorandum between the Corporation and Brian MacEachen dated February 23, 2011 (the "MacEachen Agreement"), the Corporation has agreed to pay to Mr. MacEachen Cdn$720,000, which amount represents the change of control payments under the employment agreement between Linear and Mr. MacEachen that were triggered by the business combination of Apollo and Linear but were deferred at the time of the transaction.

In addition, it has been agreed that Mr. MacEachen's base salary will be adjusted to Cdn$280,000 effective June 25, 2010 and that a retroactive payment be paid following the Corporation's US$50 million bought deal financing, which was completed on March 23, 2011.

Richard D. Allan – Vice President and Chief Operating Officer

Pursuant to the offer of employment letter (the "Allan Employment Offer") to Richard D. Allan for an indefinite term, Mr. Allan is entitled to receive annual base salary of Cdn$240,000, payable monthly and is eligible for an annual option grant based on the performance and the recommendations of the Corporation's Governance, Nominating and Compensation Committee.  In addition, Mr. Allan is entitled to be reimbursed for all work-related travel expenses.

In the event of the termination of Mr. Allan's employment without cause, he will be entitled to continue to receive monthly compensation equal to his normal monthly installments of base salary, less all deductions required by law, for a period commencing from the date of the notice of termination equal to 12 months plus one (1) month for each completed full year of service with the Corporation.  In addition, the Corporation will continue Mr. Allan's coverage provided by the Corporation's group insurance benefits plan for a period of 12 months from his departure date.

In the event of a Change of Control event, Mr. Allan may elect to, at any time within three (3) months of the effect date of the Change of Control, terminate his employment with the Corporation and the Corporation shall pay him severance lump sum amount equal to one and one-half (1.5) times of his base salary to be paid within five (5) days of termination.  In addition, the Corporation will either continue for a period of 12 months from Mr. Allan's departure date, his coverage by the Corporation group insurance benefits plan or will compensate him for the equivalent of 12 months of coverage that would be paid by the Corporation on his behalf.

At any time during Mr. Allan's employment, should a Change of Control event occur and the Corporation terminates his employment within six (6) months of the effective date of the Change of Control, then the Company shall pay him a severance lump sum equal to two (2) times his base salary paid to him at the time.  In addition, the Corporation will either continue for a period of 18 months from Mr. Allan's departure date, his coverage by the Corporation group insurance benefits plan or will compensate him for the equivalent of 18 months of coverage that would be paid by the Corporation on his behalf.

For the purpose of the Allan Employment Offer, a "Change of Control" shall be deemed to have occurred when a third party acquires the right to appoint the majority of the directors of the Corporation.

Brigus Management Information Circular

Howard Bird – Vice President of Exploration

Pursuant to the offer of employment letter (the "Bird Employment Offer") to Howard Bird for an indefinite term, Mr. Bird is entitled to receive annual base salary of Cdn$220,000, payable monthly and is eligible for an annual option grant based on the performance and the recommendations of the Corporation's Governance, Nominating and Compensation Committee.  In addition, Mr. Bird is entitled to be reimbursed for all work-related travel expenses.

In the event of the termination of Mr. Bird's employment without cause, he will be entitled to continue to receive monthly compensation equal to his normal monthly installments of base salary, less all deductions required by law, for a period commencing from the date of the notice of termination equal to 12 months plus one (1) month for each completed full year of service with the Corporation.  In addition, the Corporation will continue Mr. Bird's coverage provided by the Corporation's group insurance benefits plan for a period of 12 months from his departure date.

In the event of a Change of Control event, Mr. Bird may elect to, at any time within three (3) months of the effect date of the Change of Control, terminate his employment with the Corporation and the Corporation shall pay him severance lump sum amount equal to one and one-half (1.5) times of his base salary to be paid within five (5) days of termination.  In addition, the Corporation will either continue for a period of 12 months from Mr. Bird's departure date, his coverage by the Corporation group insurance benefits plan or will compensate him for the equivalent of 12 months of coverage that would be paid by the Corporation on his behalf.

At any time during Mr. Bird's employment, should a Change of Control event occur and the Corporation terminates his employment within six (6) months of the effective date of the Change of Control, then the Company shall pay him a severance lump sum equal to 2.25 times his base salary paid to him at the time.  In addition, the Corporation will either continue for a period of 18 months from Mr. Bird's departure date, his coverage by the Corporation Group Insurance Benefits Plan or will compensate him for the equivalent of 18 months of coverage that would be paid by the Corporation on his behalf.

For the purpose of the Bird Employment Offer, a "Change of Control" shall be deemed to have occurred when a third party acquires the right to appoint the majority of the directors of the Corporation.

R. David Russell – Former President and CEO

Pursuant to the severance agreement and mutual release dated June 24, 2010 between Apollo Gold Corporation (a predecessor to the Corporation), Apollo Gold, Inc. (a predecessor to Brigus Gold Inc.) and David Russell and in accordance with Mr. Russell's employment agreement dated May 23, 2003, as amended on January 23, 2006, March 18, 2009 and June 18, 2010, upon termination of Mr. Russell employment as President and CEO in connection with the business combination with Linear, Mr. Russell was paid the severance payment in the amount of US$1,710,000, of which US$909,649 was paid in cash and US$800,351 was paid in the form of 702,679 Common Shares at a deemed price of US$1.139 per share.  Mr. Russell also received a lump sum cash payment of US$57,533, which is equal to 36 times the Corporation's monthly cost of health care coverage for Mr. Russell, his spouse and eligible dependents under the Corporation's employee group health plan..

Brigus Management Information Circular

Richard F. Nanna – Former Senior Vice President, Exploration

Pursuant to the severance agreement and mutual release dated September 30, 2010 between the Corporation and Richard Nanna and in accordance with the terms of the amended and restated employment agreement dated March 21, 2003 among Mr. Nanna, Apollo Gold Corporation (a predecessor to the Corporation) and Apollo Gold, Inc., as amended by Amendment No. 1 dated January 23, 2006, Amendment No. 2 dated March 20, 2009, Amendment No. 3 dated June 30, 2010, upon termination of Mr. Nanna's employment as the Senior Vice President, Exploration of the Corporation on September 30, 2010 in connection with the business combination with Linear, Mr. Nanna was paid the severance payment in the amount of US$825,000, of which US$425,000 was paid in cash and US$400,000 was paid in the form of 274,348 Common Shares at a deemed price of US$1.458 per Common Share.  In addition, Mr. Nanna received a lump sum cash payment of US$64,337, which is equal to 36 times the Corporation's monthly cost of health care coverage for Mr. Nanna, his spouse and eligible dependents under the Corporation's employee group health plan.

Timothy G. Smith – Former Vice President — US and Canadian Operations

Pursuant to the severance agreement and mutual release dated July 31, 2010 between the Corporation and Timothy Smith, upon termination of Mr. Smith employment as the Chief Operating Officer in connection with the business combination with Linear, Mr. Smith was paid the severance payment in the amount of US$200,000 and a lump sum payment of US$16,994.40, which amount represented 12 months of certain insurance costs.

Between July 31, 2010 and October 30, 2010, Mr. Smith acted as a consultant to the Corporation in assisting with the transition of his duties to the new Vice President and Chief Operating Officer.  In consideration of his consulting services, Mr. Smith was paid US$50,000.

Director Compensation

The director compensation program is designed to enable the Corporation to attract and retain highly qualified individuals to serve as directors.  In 2010, directors' compensation, which is paid only to non-employee directors, consisted of (expressed in US$):

•	an annual retainer of $25,000;
•	an additional annual retainer for the Audit Committee chairman of $10,000 and additional annual retainer for other committee chairmen of $7,500;
•	an annual fee of $4,000 to members of committees other than the chairmen; and
•	reimbursement of related travel and out-of-pocket expenses.

The compensation entitlements referred to above were adopted by the Board effective January 1, 2008.  Directors of the Corporation are also eligible to receive options to acquire Common Shares.  The number of options is determined by the Board after reviewing the recommendations of the GNCC.

Director compensation table

The following table provides a summary of all amounts of compensation provided to the directors of the Corporation during the fiscal year ended December 31, 2010.  Wade K. Dawe, as a member of management of the Corporation, does not receive any compensation in acting as a director and chairman of the Board.

Brigus Management Information Circular

DIRECTOR COMPENSATION TABLE FOR FISCAL 2010
Name	Fee Earned ($)	Option-Based Awards (#/dollar)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Harry Burgess (1)	7,250	133,333/$19,750	Nil	Nil	26,961
Derrick Gill (2)	14,500	133,333/$21,392	Nil	Nil	36,069
Michael Gross (2)	18,250	133,333/$21,392	Nil	Nil	39,865
Marvin K. Kaiser	39,750	133,333/$27,363	Nil	Nil	63,438
David W. Peat	55,250	133,333/$27,363	Nil	Nil	76,450
Charles E. Stott	55,000	133,333/$29,401	Nil	Nil	82,823
Notes:
(1)           Mr. Burgess joined the Board on November 18, 2010.
(2)           Messrs. Gill and Gross joined the Board on June 25, 2010.

Directors' Outstanding Option-Based Awards

The table below reflects all option-based awards for each director of the Corporation outstanding as at December 31, 2010.  The Corporation does not have any other equity incentive plans other than the Plan.

DIRECTOR OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2010
Name of Director	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (/Security)		Option Expiration Date(2)	Value of Unexercised In-the-Money Options(3)
Harry Burgess	100,000	Cdn$	1.675	October 12, 2015	Cdn$	42,500
	33,333	Cdn$	1.675	November 10, 2010	Cdn$	14,170
	68,428	Cdn$	2.19	January 9, 2013	Nil
	68,428	Cdn$	0.767	February 6, 2014	Cdn$	91,290
Derrick Gill (4)	27,371	Cdn$	1.001	July 29, 2014	Cdn$	30,080
	100,000	Cdn$	1.135	August 5, 2015	Cdn$	96,500
	33,333	Cdn$	1.675	November 10, 2015	Cdn$	14,170
	68,428	Cdn$	2.19	January 9, 2013	Nil
Michael Gross (4)	68,428	Cdn$	0.767	February 6, 2014	Cdn$	91,290
	27,371	Cdn$	1.001	July 29, 2014	Cdn$	30,080
	100,000	Cdn$	1.135	August 5, 2015	Cdn$	96,500
	33,333	Cdn$	1.675	November 10, 2015	Cdn$	14,170

Brigus Management Information Circular

DIRECTOR OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2010
Name of Director	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (/Security)		Option Expiration Date(2)	Value of Unexercised In-the-Money Options(3)

	25,000	US$	2.12	May 23, 2016	Nil
	17,500	US$	2.28	February 6, 2017	Nil
Marvin K. Kaiser	8,750	US$	2.64	March 27, 2018	Nil
	12,500	US$	1.28	March 31, 2019	US$	9,510
	100,000	Cdn$	1.135	August 5, 2015	Cdn$	96,500
	33,333	Cdn$	1.675	November 10, 2015	Cdn$	14,170
	25,000	US$	2.12	May 23, 2016	Nil
	17,500	US$	2.28	February 6, 2017	Nil
	8,750	US$	2.64	March 27, 2018	Nil
David W. Peat	12,500	US$	1.28	March 31, 2019	US$	9,510
	100,000	Cdn$	1.135	August 5, 2015	Cdn$	96,500
	33,333	Cdn$	1.675	November 10, 2015	Cdn$	14,170
	17,500	US$	8.96	August 13, 2013	Nil
	25,000	US$	2.60	March 10, 2015	Nil
	25,000	US$	2.28	February 6, 2017	Nil
Charles E. Stott	12,500	US$	2.64	March 27, 2018	Nil
	16,250	US$	1.28	March 31, 2019	US$	12,370
Charles E. Stott	100,000	Cdn$	1.135	August 5, 2015	Cdn$	96,500
	33,333	Cdn$	1.675	November 10, 2015	Cdn$	14,170
Notes:
(1)	Each option entitles the holder to purchase one Common Share.
(2)	For all options granted, 50% vest after the first year from the grant date and 50% after the second year from the grant date.
(3)
The value is based on the closing price of Common Shares of the Corporation on the TSX at December 31, 2010 (Cdn$ 2.100) and converted to equivalent U.S. dollars at the Bank of Canada average annual exchange rate of 1.029 for 2010 for a equivalent closing price of US$2.041.  The value is calculated based on the difference between the closing price and the exercise price of the options, multiplied by the number of options.  Canadian dollar grants used the Canadian dollar closing price and U.S. dollar grants used the US$2.041 equivalent closing price.

(4)
Derrick Gill and Michael Gross were granted options as former directors of Linear, which were exchanged for options of the Corporation on the closing of the business combination with Linear on June 25, 2010.

Brigus Management Information Circular

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set out below is information as of December 31, 2010 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.  The only incentive award plan of the Corporation during fiscal 2010 was the Plan.  See "Part III – Matters to be Acted Upon – Approval of The Amended Stock Option Plan".  All dollar amounts outlined in the table below are in U.S. dollars.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at December 31, 2010 (a)	Weighted average exercise price of outstanding options, warrants and rights as at December 31, 2010 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at December 31, 2010 (c)
Stock Option Plan	60,615,722	$1.62	2,569,994

Indebtedness of Directors and Officers of the Corporation

No director or officer of the Corporation and no associate of any director or officer of the Corporation was indebted to the Corporation at any time during the year ended December 31, 2010.

Directors' and Officers' Insurance

The Corporation has directors' liability insurance for the directors and officers of the Corporation and its subsidiaries.  The aggregate annual premium is $154,440.  The annual insurance coverage under the applicable policy is limited to $10,000,000 per policy year with an additional $10,000,000 excess coverage per year.

There is a $150,000 deductible provision for securities claims and $100,000 deductible provision for all other claims made by the Corporation.  The limit does not apply to claims by any director or officer.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation since the beginning of the last financial year and no associate or affiliate of any such director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as stated below or elsewhere in this Information Circular, no informed person, director, executive officer, nominee for director, any person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, nor any associated or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation.

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Other Business

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting.  However, if matters not now known to management should come before the Meeting, Common Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the nominees voting same.

PART V
ADDITIONAL INFORMATION

A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer, Brigus Gold Corp., 1969 Upper Water Street, Suite2001, Purdy's Wharf Tower II Halifax, Nova Scotia B3J 3R7, toll free 1-866-785-0456, facsimile (902) 491-4281.

(a)	the Financial Statements of the Corporation for the year ended December 31, 2010 and the management's discussion and analysis thereof; and

(b)	this Information Circular.

Additional information relating to the Corporation is available online from the Corporation's website at www.brigusgold.com and on SEDAR at www.sedar.com.  Financial information is provided in the Corporation's consolidated financial statements and management's discussion and analysis for its most recently completed financial year, a copy of which can be accessed online on SEDAR at www.sedar.com.

Directors' Approval

The contents of this Information Circular and the sending of it to the Shareholders of the Corporation, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental agencies have been approved by the Board of Directors of the Corporation.

Unless otherwise noted, the information contained herein is given as of April 15, 2011.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: April 15, 2011

By Order of the Board

(signed) Wade K. Dawe
Chairman, President and Chief Executive Officer

Brigus Management Information Circular

SCHEDULE "A"
BRIGUS GOLD CORP.
STOCK OPTION INCENTIVE PLAN

(as amended and restated ►, 2011)

WHEREAS, Brigus Gold Corp. (the "Company") confirmed and adopted a stock option incentive plan for Eligible Persons in December 2003;

AND WHEREAS the Company wishes to confirm and adopt the Plan;

AND WHEREAS, the Plan is intended to qualify as an Incentive Stock Option Plan pursuant to Section 422 of the United States Internal Revenue Code (the "Code").

1.	DEFINITIONS

As used herein, the following terms shall have the following meanings:

(a)
"Affiliates", each individually an "Affiliate", means the affiliates of the Company, and for the purposes of the Plan "affiliate" shall have the meaning ascribed to that term in the Securities Act (Ontario);

(b)	"associate" shall have the meaning ascribed to that term in the Securities Act (Ontario);

(c)
"Black Out Period" means the period during which designated employees of the Company cannot trade the Common Shares pursuant to the Company's policy respecting restrictions on employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company or in respect of an insider, that insider, is subject);

(d)	"Common Shares" means the common shares in the capital of the Company as such shares are subdivided, consolidated, reclassified or changed from time to time;

(e)	"Consultant" means a person or company, other than an employee, senior officer, or director of the Company or its Affiliates, that:

(i)	is engaged to provide services to the Company or its Affiliates, other than services provided in relation to a distribution,

(ii)	provides the services under a written contract with the Company or its Affiliates, and

(iii)	spends or will spend a significant amount of time and attention on the affairs and business of the Company or its Affiliates,

and includes, for an individual consultant, a company of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner

(f)	"Eligible Person" means, subject to all applicable laws:

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(i)	any employee, officer, or director of the Company or its Affiliates;

(ii)	any trust of which an employee, officer, director of the Company or its Affiliates is the sole beneficiary;

(iii)	any corporation that provides services to the Company or its Affiliates on an on-going basis and which is wholly-owned by an employee, officer or director of the Company or its Affiliates;

(iv)	any subsidiary of the Company; or

(v)	a Consultant;

(g)	"Insider" means:

(i)	an insider as defined in the Securities Act (Ontario) other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(ii)	an associate of any person who is an insider by virtue of (i);

(h)	"Option" means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(i)	"Outstanding Issue" means the number of Common Shares that are outstanding on a non- diluted basis;

(j)	"Plan" means this amended stock option plan of the Company dated May 27, 2011;

(k)
"Share Compensation Arrangements" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to one or more Eligible Persons, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise; and

(l)	"subsidiary" shall have the meaning ascribed to that term in the Securities Act (Ontario).

2.           PURPOSE OF THE PLAN

The purpose of the Plan is to (i) develop the interest of certain Eligible Persons in the growth and development of the Company, and (ii) encourage selected individuals to accept or continue employment with the Company or its Affiliates by providing them with the opportunity, through the granting of stock options, to acquire an increased proprietary interest in the Company.

3.           IMPLEMENTATION

The Plan will be implemented in accordance with the terms hereof and will be structured to comply with the rules of The Toronto Stock Exchange (the "TSX"), as amended from time to time (the "TSX Rules") and the Code.

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4.           ADMINISTRATION

The Plan will be administered by the board of directors of the Company (the "Board") or, in the Board's discretion, by a committee (the "Committee") appointed by the Board and consisting of not less than three members of the Board.  Subject to the provisions of the Plan, the Board or the Committee is authorized, in its sole discretion, to make such determinations under and such interpretations of and take such steps and actions in connection with the proper administration of the Plan and such rules and regulations concerning the granting of the Options pursuant to the Plan as it may deem necessary or advisable.  All questions of interpretation, implementation, and application of this Plan shall be determined by the Board.  Such determinations shall be final and binding on all persons.  No member of the Board or of the Committee will be liable for any action or determination taken or made in good faith with respect to the Plan or any Options granted under it.  Any determination approved by a majority of the Board or of the Committee will be deemed to be a determination of that matter by the Board or the Committee, as the case may be.  Members of the Board or the Committee may be granted Options under the Plan.  From and after such time as the Company registers a class of equity securities under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Plan shall also be administered in accordance with the disinterested administrative requirements of Rule 16b-3 promulgated by the Securities and Exchange Commission ("Rule 16b-3"), or any successor rule thereto.  In addition, to the extent necessary to cause Options issued under the Plan to qualify as performance-based compensation under Code Section 162(m), each member of the Committee shall an "outside director" within the meaning of Code Section 162(m).

5.           NUMBER OF SHARES DEDICATED TO THE PLAN

The number of Common Shares reserved for issuance, set aside and made available to the Board or Committee for the granting of Options to eligible grantees (the "Reserved Common Shares") shall not exceed 10% of the issued and outstanding Common Shares, from time to time, provided that in any fiscal year, the Company shall limit the number of Options granted to a maximum of 3.33 % of its issued and outstanding Common Shares at the beginning of the fiscal year such that the maximum is based on the number of Common Shares outstanding at the previous fiscal year end.  All Options granted under the Plan will conform to all applicable provisions prescribed by the Plan and to such specific terms and conditions as may be determined by the Board or the Committee at the time of making each grant, provided that such terms and conditions are not inconsistent with the provisions hereof.  Reserved Common Shares for which an Option is granted under the Plan but not exercised prior to the termination of such Option, whether through surrender, termination, lapse or otherwise, shall be available for Options thereafter granted by the Board or the Committee under the Plan.  All Common Shares issued pursuant to the exercise of the Options granted under the Plan shall be issued as fully-paid and non-assessable shares.

6.           ELIGIBILITY

The persons who will be eligible to be granted Options pursuant to the Plan ("Participants") will be such Eligible Persons as the Board or the Committee shall determine.  In determining Options to be granted to Participants under the Plan, the Board or Committee will give due consideration to the value of each such Eligible Person's present and potential contribution to the success of the Company or its Affiliates.

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7.           GRANTING OF OPTIONS

(a)
Subject to the provisions herein set forth and after review of recommendations from time to time by management for the granting of Options, the Board or Committee shall, in its sole discretion, select those Participants to whom share Options under the Plan shall be granted (an "Optionee"), fix the number of Common Shares to be optioned to each, the date or dates on which such Options shall be granted and the terms and conditions, within the limits prescribed in paragraph 8, attaching to each Option.

(b)	Subject to the provisions contained herein, the following additional provisions shall be applicable to Options granted under the Plan:

(i)	the number of Options issued to any one Optionee under the Plan in any one year period shall not exceed ten percent (10%) of the number of Reserved Common Shares;

(ii)	a majority of the Reserved Common Shares will or may be issuable to Insiders of the Company;

(iii)
the Reserved Common Shares, together with all of the Company's other previously established or proposed Share Compensation Arrangements, could result, at any time in the number of Common Shares reserved for issuance under the Plan and such other Share Compensation Arrangements exceeding the Reserved Common Shares;

(iv)
each Option shall be evidenced by a written stock option agreement (an "Option Agreement"), in form satisfactory to the Company, executed by the Company and the Optionee; provided however, that the failure by the Company, the Optionee, or both to execute an Option Agreement shall not invalidate the granting of any Option;

(v)
the Option Agreement executed by any Eligible Person who is a U.S. taxpayer shall specify whether each Option it evidences is a non-qualified option ("NQO") or an incentive stock option ("ISO").  Notwithstanding designation of any Option as an ISO or a NQO, if the aggregate fair market value of the shares under Options designated as ISOs which would become exercisable for the first time by any Optionee at a rate in excess of one hundred thousand dollars ($100,000) in any calendar year (under all plans of the Company), then unless otherwise provided in the Option Agreement or by the Compensation Committee, such Options shall be NQOs to the extent of the excess above one hundred thousand dollars ($100,000).  For purposes of this paragraph, Options shall be taken into account in the order in which they were granted, and the fair market value of the shares shall be determined as of the time the Option, with respect to such shares, is granted;

(vi)
no ISO granted to any person who owns, directly or by attribution, stock possessing more than ten (10%) percent of the total combined voting power of all classes of stock of the Company or any Affiliate ( a "Ten Percent Stockholder") shall be exercisable more than five (5) years after the date of grant;

(vii)
the exercise price per Common Share under any Option granted to any Ten Percent Stockholder shall in no event be less than one hundred and ten percent (110%) of the fair market value of the stock covered by the Option at the time the Option is granted; and

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(viii)
if stock acquired upon exercise of an ISO is disposed of in a "disqualifying disposition" within the meaning of Section 422 of the Code, the holder of the stock immediately before the disposition shall notify the Company in writing of the date and terms of the disposition and comply with any other requirements imposed by the Company in order to enable the Company to secure any related income tax deduction to which it is entitled.

8.           TERMS AND CONDITIONS OF THE OPTIONS

The terms and conditions of each Option granted under the Plan shall be set forth in an Option Agreement.  An Option Agreement shall include the following terms and conditions:

(a)	Number of Common Shares - The Board or the Committee shall, in its sole discretion, but subject to the TSX Rules, fix the aggregate number of Common Shares which are the subject of the Option.

(b)	Option Price - The Board or the Committee shall fix the exercise price per Common Share under any Option which shall not be less than the market price per Common Share at the time of the grant.

For the purposes of this subparagraph 8(b), "market price per Common Share" at the time of grant means:

(i)
if the exercise price per Common Share under the Option is in Canadian dollars, the mean between the reported high and low sales prices in Canadian dollars on the Toronto Stock Exchange (or if not then traded on such exchange, the closing market price on the over-the-counter market in Toronto) of a Common Share on the date the Option is granted by the Board or the Committee and if there be no sale on such trading day, then the average of the closing bid and ask prices on such trading day; or

(ii)	if the exercise price per Common Share under the Option is in United States dollars, the greater of:

(A)
the mean between the reported high and low sales prices in Canadian dollars (such prices converted into United States dollars using the Bank of Canada noon nominal rate of exchange on the same date as such prices) on the Toronto Stock Exchange of a Common Share on the date the Option is granted by the Board or the Committee and if there be no sale on such trading day, then the average of the closing bid and ask prices on such trading day; and

(B)
the mean between the reported high and low sales prices in United States dollars on the NYSE Amex of a Common Share on the date the Option is granted by the Board or the Committee and if there be no sale on such trading day, then the average of the closing bid and ask prices on such trading day,

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provided that if the Common Shares are not then traded on any public market, the Board in its sole discretion (but subject to compliance with the TSX Rules) shall determine "market price per Common Share" at the time of grant by application of a method of valuation that the Board or the Committee determines in good faith be a reasonable valuation method.  Reference is made to paragraph 11 hereof as to the limit to grants to one person.

(c)
Payment - The full purchase price for the Common Shares purchased under the Option shall unless otherwise provided in the separate Option Agreement, be paid for in cash upon the exercise thereof.  An Optionee who is not already a shareholder shall have none of the rights of a shareholder of the Company until Common Shares issuable pursuant to this Option are issued to him.

(d)
Term of Option/Vesting - No Options shall be granted under this Plan after ten (10) years from the adoption of the Plan by the Board of Directors.  The Board or the Committee shall fix the term of the Option which term shall not be for more than ten (10) years from the date the Option is granted, subject to subparagraphs (e), (f) and (g) of this paragraph 7.  The Board or the Committee shall have discretion to determine any vesting schedule to which an Option is subject.

(e)
Death or Disability of Optionee - In the event of the death of the Optionee prior to the end of the term of the Option, where immediately prior to death such Optionee was an Eligible Person, the Optionee or Optionee's legal representative may:

(i)
exercise the Option to the extent that the Optionee was entitled to do so at the date of his death at any time up to and including, but not after, a date one (1) year following the date of death of the Optionee, or prior to the close of business on the day of the expiry of the term of the Option, whichever is earlier; and at any time up to and including, but not after, a date twelve (12) months following the date of disability of the Optionee, or prior to the close of business on the day of the expiry of the term of the Option, whichever is earlier; and

(ii)
with the prior written consent of the Board or the Committee, exercise the Option to purchase all or any of the optioned shares as the Board or the Committee may designate but not exceeding the number of optioned shares that the Optionee would have been entitled to otherwise had he survived or not been disabled.  The Option may be exercised at any time up to and including, but not after, the respective dates set forth in paragraph (i) above.

(f)
Resignation or Discharge for Cause of Optionee - In the event of the resignation of the Optionee as an employee of the Company or an Affiliate, or the discharge for "cause" of the Optionee as an employee of the Company or an Affiliate, or in the case of any other Eligible Person, in the event of the voluntary termination by the Optionee of the contract with the Company or an Affiliate, or in the event of the termination of the contract with an Eligible Person by the Company or an Affiliate for "cause", the Option shall in all respects, except as otherwise exercised as set forth below in paragraph (g)(ii) hereof, cease and terminate.  For the purposes of the Plan, the determination by the Company that the Optionee was discharged, or that a contract was otherwise terminated for "cause", shall be binding on the Optionee.

(g)
Other Termination of Optionee - In the event of the termination of employment of the Optionee, or in the case of any other Eligible Person, the contract with the Company or an Affiliate, other than as referred to in paragraph (e) above, the Optionee may:

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(i)
exercise the Option to the extent that he was entitled to do so at the time of such termination of employment or contract, at any time up to and including, but not after, the effective date of such termination of employment or contract prior to the close of business on the day of the expiry of the term of the Option, whichever is earlier; and

(ii)
with the prior written consent of the Board or the Committee, which consent may be withheld in the Company's sole discretion, exercise the Option to purchase all or any of the optioned shares as the Board or the Committee may designate but not exceeding the number of optioned shares that he would have been entitled to otherwise had his employment or other contractual relationship with the Company or an Affiliate been maintained for the term of the Option.

(h)
Non-Transferability of Option - The Options granted under the Plan may not be transferred, assigned, (except by will, by laws of descent or, in the case of a NQO, pursuant to a qualified domestic relations order) encumbered or otherwise disposed of by the Optionee, provided that nothing herein shall operate to restrict the transfer of any Common Shares issued pursuant to the exercise of a particular Option granted under the Plan.  During the life of the Optionee, an Option shall be exercisable only by Optionee.

(i)
Exercise of Option - Subject to the provisions of the Plan, an Option granted under the Plan shall be exercised from time to time by the Optionee, or in the event of death, by his legal representatives, by giving notice in writing on the notice of exercise form addressed to the Company at its registered office, to the attention of the Secretary of the Company, or to such other person as the Secretary may designate, specifying the number of optioned shares in respect of which such notice is being given, and unless otherwise specified, together with payment by cash or certified cheque in full of the purchase price for the shares being purchased.

(j)
Change of Control - Anything to the contrary in this Plan notwithstanding, Option Agreements approved by resolution of the Board or Committee in the Board's or Committee's discretion may provide that all or any part of the Options that are outstanding upon the occurrence of an Effective Change in Control may continue to be exercised by the Optionee holding such Options for such extended period up to and including the normal expiry date of such Options notwithstanding any termination of such Optionee's status as an employee, officer, director or Consultant to the Company or an Affiliate that may occur on or after the date of such Effective Change in Control.  As used in this paragraph 8(j), the term "Effective Change in Control" means the occurrence, within a single transaction or series of related transactions occurring within the same 12-month period, of a change in the identity of persons who individually or collectively hold rights to elect, or to approve the election of, a majority of the members of the Board, including, without limitation, transactions consisting of one or more sales or other transfers of assets or equity securities, mergers, consolidations, amalgamations, reorganizations, or any similar transactions.

(k)
Extension of Options Expiring During Black-Out Period - If at any time the ending date of a term of Option should be determined to occur either during a Black Out Period or within 10 business days following such period, the ending date of the term of the Option shall be deemed to be the date that is the tenth business day following such period.

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9.           CHANGE IN STRUCTURE OF CAPITAL/CHANGE OF CONTROL

(a)
Changes in Capital Structure - Appropriate adjustments in the number of Common Shares optioned and in the option price per Common Share, relating to Options granted or to be granted, shall be made by the Board or the Committee, in its sole discretion, to give effect to adjustments in the number of Common Shares of the Company resulting, subsequent to the approval of the Plan by the shareholders of the Company from any subdivisions, consolidations or reclassification of the Common Shares of the Company, or other relevant changes in the capital structure of the Company, or the payment of stock dividends other than in the ordinary course of business by the Company; provided that the Board or the Committee has obtained advice of its tax advisors that such adjustment will not likely result in the imposition of additional tax and interest under Code Section 409A.

(b)
Corporate Transactions - In connection with (i) any merger, consolidation, acquisition, separation, or reorganization in which more than fifty percent (50%) of the shares of the Company outstanding immediately before such event are converted into cash or into another security, (ii) any dissolution or liquidation of the Company or any partial liquidation involving fifty percent (50%) or more of the assets of the Company, (iii) any sale of more than fifty percent (50%) of the Company's assets, or (iv) any like occurrence in which the Company is involved, the Board or the Compensation Committee may, in its absolute discretion, do one or more of the following upon ten (10) days' prior written notice to all Optionees: (a) accelerate any vesting schedule to which an Option is subject; (b) cancel Options upon payment to each Optionee in cash, with respect to each Option to the extent then exercisable, of any amount which, in the absolute discretion of the Board or the Compensation Committee, is determined to be equivalent to any excess of the market value (at the effective time of such event) of the consideration that such Optionee would have received if the Option had been exercised before the effective time over the exercise price of the Option; (c) shorten the period during which such Options are exercisable (provided they remain exercisable, to the extent otherwise exercisable, for at least ten days after the date the notice is given); or (d) arrange that new Option rights be substituted for the Option rights granted under this Plan, or that the Company's obligations as to Options outstanding under this Plan be assumed, by an employer corporation other than the Company or by a parent or subsidiary of such employer corporation; provided that the Board or the Committee has obtained advice of its tax advisors that such substitution will not likely result in the imposition of additional tax and interest under Code Section 409A.  The actions described in this paragraph may be taken without regard to any resulting tax consequence to the Optionee.

10.         AMENDMENT OR DISCONTINUANCE OF PLAN

The Board may amend or discontinue the Plan at any time upon receipt of requisite regulatory approval including, without limitation, the approval of the TSX; provided, however, that without the approval of the shareholders of the Company, no such amendment may:

(a)	increase the maximum number of Common Shares issuable under the Plan or a change from a fixed maximum number of Common Shares to a fixed maximum percentage of issued and outstanding Common Shares;

(b)	a reduction in the exercise price of outstanding Options or a cancellation for the purpose of exchange for reissuance at a lower option price to the same person;

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(c)	an extension of the expiry date of an Option;

(d)	an expansion of the transferability or assignability of Options, other than to permitted assigns, pursuant to paragraph 8 (i) of the Plan, or for estate planning or estate settlement purposes.

The Board shall have the power and authority to approve amendments relating to the Plan or a specific Option without further approval of the shareholders of the Company, to the extent that such amendments relate to, among other things:

(a)	the provisions of a "housekeeping" or "clerical" nature;

(b)	the vesting provisions of the Plan or any Option under the Plan;

(c)	the early termination provisions of the Plan or any Option granted under the Plan (provided that he change does not entail an extension beyond the original expiry date of such Option);

(d)
the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of the Eligible Persons, and the subsequent amendment of any such provision which is more favourable to such Eligible Persons;

(e)	the addition or modification of any cashless exercise feature, payable in cash or Common Shares;

(f)	any adjustments in event of change in structure of capital/change of control;

(g)	any addition to or deletion or alteration of the provisions of the Plan that are reasonably necessary to allow participants to receive fair and favourable tax treatment under relevant tax legislation;

(h)	the mechanics of exercise of the Options, such as changing the form to be used to give notice of exercise and the person to whom the notice of exercise is to be directed; and

(i)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable laws.

11.         LIMIT TO GRANTS

(a)	The number of securities issuable to Insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the Outstanding Issue;

(b)	the number of securities issued to Insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the Outstanding Issue; and

(c)
the number of Common Shares reserved for issuance to any one person pursuant to the grant of Options under the Plan or otherwise may not exceed 5% of the Outstanding Issue.  In addition, the issuance of Common Shares to any Insider and his or her associates under the Plan, within a one-year period, shall not exceed 5% of the Outstanding Issue.

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12.         MISCELLANEOUS

(a)	No Rights as a Shareholder

Nothing contained in the Plan nor in any Option granted hereunder shall be deemed to give any Optionee any interest or title in or to any Common Shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

(b)	Approval by Shareholders

Should any regulatory authority require, the Plan shall be subject to the approval of the shareholders of the Company to be given by resolution approved by a simple majority of votes cast at the next Annual and Special Meeting of Shareholders and the approval of all regulatory authorities having jurisdiction.  Notwithstanding the foregoing, certain shareholders may not be permitted to participate in a vote on the Plan as required by regulatory authorities having jurisdiction.  Any Options granted prior to such approvals shall be conditional upon and suspended until such approvals have been given.

(c)	Renewal of Plan

Subject to paragraph 11(b), the approval of the Plan, as then amended and in effect, by shareholders of the Company shall be renewed at the Annual and Special Meeting of Shareholders every three years.

(d)	Employment

Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continuance of employment or other relationship with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate such employment or other relationship at any time.  Participation in the Plan by a Participant is voluntary.

(e)	Record Keeping

The Company shall maintain a register in which shall be recorded:

(i)	the name and address of each Participant; and

(ii)	the number of Options granted to a Participant and the number of Options outstanding.

(f)	Administration of the Plan

The Board or the Committee is authorized to interpret the Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out such Plan provided, however, that no amendment shall be made to the Plan without the prior approval of the TSX.  The interpretation and construction of any provision of the Plan by the Board or the Committee shall be final and conclusive.  Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

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(g)	Withholding Tax Requirements

Upon exercise of an Option, the Eligible Person shall, upon notification of the amount due and prior to or concurrently with the delivery of the certificates representing the Common Shares, pay to the Company amounts necessary to satisfy applicable withholding tax requirements or shall otherwise make arrangements satisfactory to the Company for such requirements.  In order to implement this provision, the Company or any related corporation shall have the right to retain and withhold from any payment of cash or Common Shares under this Plan the amount of taxes required to be withheld or otherwise deducted and paid with respect to such payment.  At its discretion, the Company may require an Eligible Person receiving Common Shares to reimburse the Company for any such taxes required to be withheld by the Company and withhold any distribution to the Eligible Person in whole or in part until the Company is so reimbursed.  In lieu thereof, the Company shall have the right to withhold from any cash amount due or to become due from the Company to the Eligible Person an amount equal to such taxes.  The Company may also retain and withhold or the Eligible Person may elect, subject to approval by the Company at its sole discretion, to have the Company retain and withhold a number of Common Shares having a market value not less than the amount of such taxes required to be withheld by the Company to reimburse the Company for any such taxes and cancel (in whole or in part) any such Common Shares so withheld.

(h)	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

(i)	Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of Ontario.

(j)	Financial Assistance

Subject to compliance with applicable corporate and securities laws, the Board may at any time authorize the Company to loan money to a Participant in order to assist him or her to exercise Options granted under the Plan.  Such loan shall be provided on a non-recourse basis, shall be non-interest bearing and shall be on such other terms and conditions to be determined from time to time by the Board.

(k)	Compliance with Applicable Law, etc.

If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.  Subject to compliance with applicable securities legislation, grants of Options pursuant to the Plan may be made prior to the receipt of the necessary approvals required by the TSX Rules provided that the Option agreements evidencing such grants shall specify that they shall not be exercisable, in whole or in part, unless such approvals are received.

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(l)	Option Pricing and Undisclosed Material Information

Option exercise prices shall not be determined hereunder based upon market prices which are not reflective of material information of which management is aware but which has not been publicly disclosed in accordance with applicable securities legislation unless the grantee is neither an employee nor an Insider of the Company or its Affiliates at the time that the exercise price is determined.

(m)	Compliance with Code Section 409A

Although the Company intends that Options will be exempt from, or will comply with, the requirements of Code Section 409A, the Company does not warrant that any Option under the Plan will qualify for favorable tax treatment under Code Section 409A or any other provision of federal, state, local or foreign law.  The Company shall not be liable to any participant in the Plan for any tax, interest or penalties such participant might owe as a result of the grant, holding, vesting or exercise of any Option under the Plan.  If, at any time, tax advisors to the Company determine that the terms of any outstanding Option result in additional tax or interest to the holder under Code Section 409A, the Board or the Committee shall have the authority to enter into an amendment of such Option, consistent with the purposes of this Plan, that is designed to avoid such additional tax or interest.

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SCHEDULE "B"
RIGHTS OF DISSENTING SHAREHOLDERS

SECTION 193 OF THE BUSINESS CORPORATIONS ACT (YUKON)

Shareholder's right to dissent

193(1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b) amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c) amalgamate with another corporation, otherwise than under section 186 or 189;

(d) be continued under the laws of another jurisdiction under section 191; or

(e) sell, lease or exchange all or substantially all its property under section 192.

(2) A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation; or

(b) by a shareholder if an objection to the corporation under subsection (5) has been sent by the shareholder, to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

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(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms; and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation;

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d) the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent;

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f) the service of documents; and

(g) the burden of proof on the parties.

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(13) On an application under subsection (6), the Supreme Court shall make an order

(a) setting the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c) setting the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective;

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for that shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise; or

(c) the pronouncement of an order under subsection (13), whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the dissent; or

(b) the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder because of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13); or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

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(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.  R.S., c.15, s.193.

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SCHEDULE "C"
AMENDED BY LAWS

Brigus Gold Corp.
(the "Corporation")

By-Law No.   •

A By-Law relating generally to the transaction of
business affairs of the Corporation

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BE IT ENACTED as a by-law of Brigus Gold Corp. (the "Corporation") as follows:

SECTION 1- INTERPRETATION

Section 1.1 - Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

(a)	"Act" means the Canada Business Corporations Act, or any statute that may be substituted for that statute, as from time to time amended;

(b)	"appoint" includes "elect" and vice versa;

(c)	"articles" means the articles attached to the certificate of incorporation of the Corporation as from time to time amended or restated;

(d)	"board" means the board of directors of the Corporation;

(e)	"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(f)
"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; and "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(g)	"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada) as from time to time amended; and

(h)
"recorded address" means in the case of a shareholder the address as recorded in the securities register; and in the case of Joint shareholders, the address appearing in the securities register in respect of such Joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, the latest address as recorded in the records of the Corporation.

Save as aforesaid, words and expressions defined in the Act have the same meaning when used herein.  Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator and legal representative.

Section 1.2- Conflict

Where any provision in the by-laws conflicts with any provision of a unanimous shareholder agreement, the Act, and the regulations enacted thereto, as amended from time to time, the provision of such unanimous shareholder agreement, the Act and the regulations shall govern.

SECTION 2 - BUSINESS OF THE CORPORATION

Section 2.1 - Registered Office

The directors may from time to time by resolution fix the place and address of the registered office of the Corporation within the province in Canada designated as such by the articles of the Corporation.

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Section 2.2 - Seal

The Corporation may have a seal which shall be adopted and may be changed by resolution of the directors.

Section 2.3 - Financial Year

The first financial year of the Corporation shall terminate on a date to be determined by the directors of the Corporation and thereafter on the anniversary date thereof in each year, until changed by resolution of the directors of the Corporation.

Section 2.4 - Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security thereof, or any part thereof, shall be transacted with such banks, trust companies or other firms or corporations carrying on a banking business as the directors may designate, appoint or authorize from time to time by resolution and all such banking business or any part thereof shall be transacted on the Corporation's behalf by such one or more officers and/or other persons as the board may designate, direct or authorize from time to time by resolution and to the extent therein provided, including, without restricting the generality of the foregoing, the operation of the Corporation's accounts; the making, signing, drawing, accepting, endorsing, negotiating, allotting, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for and orders relating to any property of the Corporation; the execution of any agreement relating to any banking business and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Corporation's behalf to facilitate such banking business.

Section 2.5 - Execution of Instruments

Deeds, transfers, assignments, contracts, obligations and other instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any one officer or director and the corporate seal may be fixed to such instruments requiring the same by any person so authorized to sign on behalf of the Corporation.

In addition, the directors may at any time and from time to time by resolution direct the manner in which, and the person or persons by whom any particular deed, transfer, assignment, contract, obligation or other instrument in writing or any class of deeds, transfers, assignments, contracts, obligations or other instruments in writing requiring signature by the Corporation may or shall be signed.

Section 2.6 – Voting Rights in Other Bodies Corporate

Subject to any direction of the board, any officer or director of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation.  Such instruments shall be in favour of such persons as may be determined by the officer or director executing or arranging for the same.  In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

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Section 2.7 – Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case.  In connection with any such division the board or, subject to any direction by the board, the president may authorize from time to time, upon such basis as may be considered appropriate in each case:

(a)	the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b)
the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all places required by law; and

(c)
the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any of such officers so appointed, provided that any such officers shall not, as such, be officers of the Corporation.

Section 2.8 – Borrowing Power

Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, these by-laws and any unanimous shareholder agreement, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation, whether secured or unsecured;

(c)	give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d)
mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation to secure any present or future obligation of the Corporation.

(e)
delegate to a director, a committee of the board, or an officer of the Corporation any or all of the foregoing powers to such extent and in such manner as the board may determine at the time of such delegation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

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SECTION 3 - DIRECTORS

Section 3.1 - Power of Directors

Subject to any unanimous shareholder agreement entered into by the shareholders of the Corporation, the directors shall manage, or supervise the management of, the business and affairs of the Corporation.

Section 3.2 - Number of Directors and Quorum

Subject to the articles of the Corporation and the Act, the number of directors of the Corporation shall be that number of directors appointed by the incorporators or elected by the shareholders from time to time within the minimum and maximum as permitted by the articles of the Corporation of whom a majority shall constitute a quorum for the transaction of the business at any meeting of the directors.  Notwithstanding vacancies, the remaining directors may exercise all the powers of the board so long as the quorum of the board remains in office.

Section 3.3 - Chair of the Board

The board may from time to time appoint a chair of the board who shall be a director.  If appointed, the board may assign to that person any of the powers and duties that are by any provisions of this by-law assigned to the president.  The chair shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.  During the absence or disability of the chair of the board, if any, the chair's duties shall be performed and the chair's powers exercised by the president.

Section 3.4 - Qualifications

Each director shall be eighteen (18) or more years of age and no person who is not an individual, who has the status of a bankrupt or who is of unsound mind and has been so found by a court in Canada or elsewhere shall be a director.  If a director acquires the status of a bankrupt or becomes of unsound mind and is so found, the director shall thereupon cease to be a director.

Section 3.5 - Resident Canadians

Subject to the Act, (a) at least twenty-five percent (25%) of the directors shall be resident Canadians and if the Corporation has less than four directors, at least one must be a resident Canadian; (b) no business shall be transacted by the board at a meeting unless twenty-five percent (25%) of the directors present are resident Canadians unless a resident Canadian director who is unable to be present, approves the business transacted at the meeting in writing or by electronic, telephonic or other communication facility, and the required number of resident Canadian directors would have been present had the director been present at the meeting.

(Note: The Act provides that if the Corporation is engaged in a prescribed business or is required by a statute or regulation to maintain a certain level of Canadian ownership or control, then the percentage of required resident Canadian directors may be as much as a majority.  In addition, in such circumstances, different requirements with respect to the percentage of directors required to be present at a meeting may apply.)

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Section 3.6 - Election and Term

The directors shall be elected yearly to hold office until the next annual meeting of the shareholders of the Corporation or until their successors shall have been duly elected.  The whole board shall be elected at each annual meeting and all the directors then in office shall retire, but, if qualified, are eligible for re-election.  The election may be by a show of hands or by such other means as provided for in this by-law, or by an ordinary resolution of the shareholders unless a ballot be demanded by any shareholder.

Section 3.7 - Removal of Directors

Subject to the Act, the shareholders may by an ordinary resolution passed by a majority of votes cast at a special meeting, of which notice specifying the intention to pass such resolution has been given, remove any director or directors from office before the expiration of the term of office, and may by a majority of votes cast at that meeting elect any person in the director's stead for the remainder of that director's term, failing which it may be filled by the board.

Section 3.8- Termination of Office

A director ceases to hold office when the director dies; the director is removed from office by the shareholders; the director ceases to be qualified for election as a director; or the director's written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

Section 3.9 - Vacancies

Vacancies on the board, except a vacancy resulting from an increase in the minimum number of directors or from a failure to elect the minimum number of directors required by the articles may be filled for the remainder of its term of office by qualified persons by the remaining directors if they constitute a quorum.  If there is not a quorum of directors, or if a vacancy results from an increase in the minimum number of directors or if there has been a failure to elect the minimum number of directors required by the articles of the Corporation, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

Section 3.10 - First Meeting of new board

Each newly elected board may, without notice, hold its first meeting for the purpose of organization and the election and appointment of officers immediately following the meeting of the shareholders at which such board was elected, provided a quorum of directors be present.

Section 3.11 - Calling of Meetings

Meetings of the board shall be held from time to time at such place, at such time and on such day as the president or a vice-president who is a director or any two (2) directors may determine, and the secretary shall call meetings when directed or authorized by the president or by a vice-president who is a director or by any two (2) directors.  Notice of every meeting so called shall be given to each director not less than forty-eight hours (excluding any part of a non-business day before the time when the meeting is to be held and such notice shall specify the general nature of any business to be transacted.  In addition, the notice shall specify any of the following matters that will be dealt with at the meeting:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

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(c)	issue securities;

(c.1)	issue shares of a series;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the corporation;

(f)	pay a commission for a sale of shares;

(g)	approve a management proxy circular;

(h)	approve a take-over bid circular or directors' circular;

(i)	approve any financial statements; or

(j)	adopt, amend or repeal by-laws;

provided that no notice of a meeting shall be necessary if all the directors are present, and do not object to the holding of the meeting, or if those absent have waived notice of or have otherwise signified their consent to the holding of such meeting.

Section 3.12 - Regular Meetings

The board may appoint a day or days in any month or months for regular meetings at a place and hour to be named.  A copy of any resolution of the board fixing the place and time of regular meetings of the board shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meetings except where the Act requires the purpose thereof to be specified.

Section 3.13 - Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

Section 3.14 - Chair

The chair of any meeting of the board shall be the first mentioned of such of the following individuals who is present at the meeting: chair of the Board, president or a vice-president who is a director or if there are more than one, by the vice-president in order of seniority (as determined by the board).  If no such individual is present, the directors present shall chose one of their number to be chair.  If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a director, to act as secretary of the meeting.

Section 3.15 - Place of Meeting

Meetings of the board may be held at the registered office of the Corporation or at any other place within or outside of Canada.

Section 3.16 - Participation in Meeting by Electronic Means.

With the unanimous consent of all the directors, a director may participate in any meeting of directors by way of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in such a meeting by such means is deemed to be present at that meeting.

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Section 3.17 - Votes To Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question and in case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote.

Section 3.18 - Remuneration of Directors

Subject to the articles, the by-laws or any unanimous shareholder agreement, the directors of the Corporation shall be paid such remuneration as may be determined by the board.  Any remuneration so payable to a director who is also an officer or any employee of the Corporation or who is counsel or solicitor to the Corporation or otherwise serves it in a professional capacity shall be, in addition to the salary as such officer, or the professional fees as the case may be.  The directors shall also be paid such sums in respect of their out-of-pocket expenses incurred in attending board, committee or shareholders meetings or otherwise in respect of the performance by them of their duties as the board may from time to time determine.

Section 3.19 - Transaction of Business By Signature

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors is as valid as if it had been passed at a meeting of directors duly called, constituted and held for that purpose.

Section 3.20 - One Director

Where the Corporation has only one director, the business and affairs of the Corporation shall be managed by such director and all business which may be transacted at a meeting of the board shall be transacted by such director in the manner provided for in Section 3.19 hereof.

Section 3.21 - Declaration Of Interest

In accordance with Section 120 of the Act, every director or officer of the Corporation who is a party to a material contract or transaction or a proposed material contract or transaction with the Corporation, or who is the director or an officer of or has a material interest in any person who is a party to a material contract or transaction, or a proposed material contract or transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors, the nature and extent of the interest of the director or officer.  All such disclosures shall be made at the time required by the applicable provisions of the Act and directors shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction if and when prohibited by the Act.

Section 3.22 - Avoidance Standards

A material contract between the Corporation and one or more of its directors or officers or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which the director or officer has a material interest is neither void nor voidable by reason only of that relationship or by reason only that a director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of directors that authorized the contract, if the director disclosed the interest in accordance with Section 3.21 and the contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved.

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Section 3.23 - Loans to Shareholders

Subject to the Act, the regulations enacted thereto, the articles, the by-laws and any unanimous shareholder agreement, the directors of the Corporation may from time to time give financial assistance by means of a loan, guarantee or otherwise to directors, officers, employers, shareholders, or other persons.

Section 3.24 - Agents and Attorneys

Subject to the Act, the board shall have power from time to time to appoint agents or attorneys for the Corporation in or out of Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

Section 3.25 – Committees

The directors of the Corporation may delegate to a committee of not less than two directors any of the powers of the directors other than those powers which under the Act may not be delegated, namely matters relating to the items listed in clauses (a) to (j) of section 3.11 of these by-laws.

SECTION 4 - PROTECTION OF DIRECTORS AND OFFICERS

Section 4.1 - Limitation of Liability

No director or officer of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director, officer, employee or any person acting at the Corporation's request, or for joining in any receipts or other acts for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the order of the board for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by the error of judgment or oversight on the part of such officer or director or for any loss, damage or misfortune whatever, which shall happen in the execution of the duties of office or in relation thereto unless in or as a result of any action, suit or proceeding the officer or director is adjudged to be in breach of any duty or responsibility imposed on him under the Act, the regulations thereunder, or under any other statute.

Section 4.2 - Indemnity of Directors And Officers

Subject to the limitations contained in the Act, the regulations enacted thereunder, or the by-laws of the Corporation, the Corporation shall indemnify the directors or officers of the Corporation, former directors or officers of the Corporation or any person who acts or acted at the Corporation's request as a director or officer of another entity, and the heirs and legal representatives of such person, against all costs, charges and expenses including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person has been made a party by reason of being or having been a director or officer of such Corporation or body corporate if:

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(a)	the director or officer acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	the director or officer exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances;

(c)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the conduct was lawful; and

(d)	subject to Section 4.2(b), the director is in compliance with the Act, the regulations enacted thereunder, the articles, the by-laws, and any unanimous shareholder agreement.

Subject to the Act, the regulations enacted thereunder, or the by-laws of the Corporation, the Corporation shall also indemnify such directors or officers who have been substantially successful in the defence of any civil, criminal administrative, investigative or other proceeding to which a person is involved by reason of being or having been a director or officer of the Corporation or another entity against all costs, charges and expenses reasonably incurred by him in respect of such proceeding.

Section 4.3 - Insurance for Directors and Officers

The Corporation may purchase and maintain insurance for the benefit of any director or officer against liabilities, costs, charges and expenses sustained or incurred by such director or officer for failure to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

SECTION 5 - OFFICERS

Section 5.1 - Appointed Officers.

Subject to a unanimous shareholder agreement, at the first meeting of the board after the election of directors, the directors shall appoint the president.  The prior incumbent shall continue to hold office until after the election at such meeting and, in default of such election, shall continue to hold office after such meeting.  In case the office of president becomes vacant at any time, such vacancy may be filled by the board.  The board shall also appoint a secretary and may appoint one or more vice-presidents, a treasurer and such other officers as the board may determine including one or more assistants to any of the officers so appointed.  The officers so appointed may, but need not, be members of the board.  One person may hold more than one office and if the same person holds both the office of secretary and the office of treasurer, that person may be known as the secretary-treasurer.

Section 5.2 - Term of Office and Remuneration

In absence of a written agreement to the contrary, the board may remove at its pleasure any officer of the Corporation.  Otherwise, each officer appointed by the board shall hold office until a successor is appointed, or until the officer resigns.  The terms of employment and remuneration of the president and other officers appointed by it shall be settled from time to time by the board.

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Section 5.3 - President

The president shall be the chief executive officer and shall, when present, preside at all meetings of the board and shall be charged, subject to the authority of the board, with the general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify.

Section 5.4 - Vice-President

Subject to any direction of the Board, during the absence or disability of the president, the duties of the president may be performed and the powers may be exercised by the vice-president, or if there are more than one, by the vice-president in order of seniority (as determined by the board) save that no vice-president shall preside at a meeting of the board or at a meeting of shareholders who is not qualified to attend the meeting as a director, as the case may be.  If a vice-president exercises any such duty or power, the absence or inability of the president shall be presumed with reference thereto.  A vice-president shall also perform such duties and exercise such powers as the president may from time to time delegate to him or the board may prescribe.

Section 5.5 - General Manager

Not used.

Section 5.6 - Secretary

The secretary shall give, or cause to be given, all notices required to be given to shareholders, directors, officers, auditors and members of committees of the board; shall attend all meetings of the directors and of the shareholders and shall enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and other instruments belonging to the Corporation; and shall perform such other duties as may from time to time be prescribed by the board.

Section 5.7 - Treasurer

The treasurer shall keep or cause to be kept full and accurate books of account in compliance with the Act in which shall be recorded all receipts and disbursements of the Corporation and under the direction of the board, shall control the deposit of money, the safekeeping of securities and the disbursements of the funds of the Corporation; shall render to the board at the meetings thereof, or whenever required of him or her an account of all transactions made as treasurer and of the financial position of the Corporation; and shall perform such other duties as may from time to time be prescribed by the board.

Section 5.8 - Other Officers

The powers and duties of all other officers of the Corporation shall be such as the terms of their engagement call for or the board requires of them.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

Section 5.9 - Variation of Duties

Subject to the provision of the Act the board may, from time to time, vary, add to or limit the powers and duties of any officer or officers.

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Section 5.10 - Fidelity Bonds

Not used.

Section 5.11 - Conflict of Interest

An officer shall disclose any interest in any material contract or proposed material contract with the Corporation in accordance with Section 3.21.

SECTION 6 - SHARES

Section 6.1 - Allotment

Subject to the Act, the articles and any unanimous shareholder agreement, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares in the Corporation including any shares created by an amendment to the articles of the Corporation to such person or persons or class of persons as the board shall by resolution determine, provided that no share shall be issued until it is fully paid as provided by the Act.

Section 6.2 - Payment of Commission

The board acting in good faith and with a view to the best interest of the Corporation may authorize the Corporation to pay a commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person or procuring or agreeing to procure purchasers for any such shares.

Section 6.3 - Share Certificates

Every shareholder shall be entitled, at the holder's option, to a share certificate stating the number and class of shares held by him as shown by the securities register.  Share certificates shall be in such form or forms as the board shall from time to time approve.  Unless otherwise ordered by the board, they shall be signed by the president or a vice-president and by the secretary or an assistant secretary and need not be under the corporate seal; provided that certificates representing shares in respect of which a transfer agent and registrar (which term shall include a branch transfer agent and registrar) have been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and registrar.  If authorized by resolution of the board, the corporate seal of the Corporation and the signature of one of the signing officers, or in the case of share certificates representing shares in respect of which a transfer agent and registrar have been appointed, the signatures of both signing officers, may be printed, engraved, lithographed, or otherwise mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be valid notwithstanding that one or both of the officers whose signature (whether manual or facsimile) appears thereon no longer holds office at the date of issue or delivery of the certificate.

Section 6.4 - Replacement of Share Certificates

The board may by resolution prescribe, either generally or in a particular case, reasonable conditions upon which a new share certificate may be issued in lieu of and upon cancellation of the share certificate which has become mutilated or in substitution for a certificate which has been lost, stolen or destroyed.

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Section 6.5 - Central and Branch Registers

The Corporation shall maintain a central securities register at its registered office or any other place in Canada designated by the directors and may from time to time maintain one or more branch securities registers within or without Canada.  The board may from time to time by resolution appoint a registrar to keep the register of security holders and a transfer agent to keep the register of transfers and may also appoint one or more branch registrars to keep branch registers of security holders and one or more branch transfer agents to keep branch registers of transfers.  A registrar and transfer agent may but need not be the same individual or Corporation.

Section 6.6 - Transfer of Securities

Transfers of securities of the Corporation shall be registered on the central securities register or on one of the branch securities registers (if any) kept by or for the Corporation in respect thereof upon surrender of the security properly endorsed in accordance with the Act together with such additional assurance as the Corporation shall require and subject to the provisions of the Act and the restrictions on transfer set forth in the articles of the Corporation.

Section 6.7 - Dealings With Registered Holder

The Corporation may, subject to the Act, treat as absolute owner of the security the person in whose name the security is registered in a securities register as if that person had full legal capacity and authority to exercise all rights of ownership irrespective of any knowledge or notice to the contrary or any description in its records or on the security certificate indicating a pledge, a representative or fiduciary relationship, a reference to any other instrument or the rights of any other person.

Section 6.8 - Joint Holders

If two or more persons are registered as joint holders of any security, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them.  Any one of such persons may give effectual receipts for the certificate in respect thereof and for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such security.

Section 6.9 - Deceased Shareholder

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof; except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

Section 6.10 - Record Date

The directors may fix in advance a date preceding by not more than sixty (60) days or by less than twenty-one (21) days a record date for the determination of persons entitled to receive notice of a meeting of shareholders and notice thereof shall be given in accordance with the provisions of the Act.  The directors may also fix in advance a date as the record date for determination of shareholder entitled to receive payment of a dividend, entitled to participate in a liquidation distribution, or for any other purpose except the right to receive notice of to vote at a meeting which such record date shall not precede by more than sixty (60) days, the date on which such particular action is to be taken.

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SECTION 7 - SHAREHOLDERS

Section 7.1 - Annual Meetings

The annual meeting of shareholders shall be held at such place within Canada or without Canada, if such a place is specified in the articles, as the board may determine or, if no such place is specified in the articles, at such place outside of Canada as the board may determine and all the shareholders entitled to vote at that meeting so agree, at such time and on such day in each year as the board may from time to time by resolution determine, for the purpose of hearing and receiving the reports and statements required by the Act to be read and laid before shareholders at any annual meeting, electing directors, appointing, if necessary, the auditor and fixing or authorizing the board to fix the auditor's remuneration, and for the transaction of such other business as may properly be brought before the meeting.

Section 7.2 - Special Meeting

The board, the chair of the Board, or the president shall have the power at any time to call a special meeting of shareholders of the Corporation to be held at such time and at such place within Canada or without Canada, if such a place is specified in the articles, as the board may determine or, if no such place is specified in the articles, at such place outside of Canada as the directors may determine and all the shareholders entitled to vote at that meeting so agree.  The phrase "meeting of shareholders" where ever it occurs in this by-law shall mean and include the annual meeting of shareholders and a special meeting of shareholders and shall also include a meeting of any class or classes of shareholders.

Section 7.3 - Notices

No public notice or advertisement of any meeting of shareholders shall be required, but notice of the time and place of each such meeting shall be given not less than twenty-one (21) days nor more than sixty (60) days before the day on which the meeting is to be held, to the auditor, if any, each director, and to each shareholder of record entitled to vote at the meeting.  Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, if any, shall state the nature of the business to be transacted in sufficient detail to permit the shareholder to form a reasoned judgment thereon together with the text of any special resolution to be submitted to the meeting.  A meeting of shareholders may be held at any time without notice if all the shareholders entitled to vote thereat and any other person entitled to attend a meeting of shareholders in accordance with Section 7.5 are present or represented by proxy and do not object to the holding of the meeting or those not so present or represented by a proxy have waived notice; if all the directors are present or have waived notice; and if the auditor, if any, is present or has waived such notice.  At such meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact.

Section 7.4 - Reports to Shareholders

Subject to the provisions of the Act, a copy of the financial statements and a copy of the auditor's report, if any, shall be sent to each shareholder not less than twenty-one (21) days before each annual meeting of shareholders or before the transaction of the annual business of the Corporation pursuant to Section 7.1 hereof.

Section 7.5 - Persons Entitled to be Present

Persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the auditor of the Corporation, if any, and others who although not entitled to vote are entitled or required under the provisions of the Act or by-laws of the Corporation to be present at the meeting.  Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

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Section 7.6 - Quorum

Two persons present and each entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders.

Section 7.7 - Participation in Meeting by Electronic Means

Any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility.  A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

Section 7.8 - Meeting Held by Electronic Means

At a meeting of shareholders, the board or the shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

Section 7.9- Chair and Secretary

The chair of any meeting of shareholders shall be the first mentioned of such of the following individuals as have been appointed and who is present at the meeting; chair of the Board, president or a vice-president who is a shareholder.  If no such individual is present within fifteen (15) minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall chose one of their number to be chair.  If the secretary of the Corporation is absent, the chair shall appoint some person who need not be a shareholder, to act as secretary of the meeting.

Section 7.10 - Right to Vote

At each meeting of shareholders every shareholder shall be entitled to vote who is, subject to Section 6.10, entered on the books of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or where a record date has been fixed, satisfactory evidence is produced not later than ten (10) days before the meeting that such person owns shares in the Corporation and demands that his name be included on the list of shareholders entitled to vote at the meeting; save that, if the share or shares in question have been mortgaged or hypothecated, the person who mortgaged or hypothecated such share or shares (or his proxy) may nevertheless represent the shares at meetings and vote in respect thereof unless in the instrument creating the mortgage or hypothec he has expressly empowered the holder of such mortgage or hypothec to vote thereon, in which case such holder (or his proxy) may attend meetings to vote in respect of such shares upon filing with the Secretary of the meeting sufficient proof of the terms of such instrument.

Section 7.11 - Representatives

An executor, administrator, committee of a mentally incompetent person, guardian or trustee and where a Corporation is such executor, administrator, committee, guardian or trustee of a testator, intestate, mentally incompetent person, ward or cestui que trust, any person duly appointed a proxy for such corporation, upon filing with the secretary at a meeting sufficient proof of his appointment, shall represent the shares in his or its hands at all meetings of shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record.  If there be more than one executor, administrator, committee, guardian or trustee, the provisions of Section 7.14 shall apply.

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Section 7.12 - Proxies

Every shareholder, including a corporate shareholder, entitled to vote at meetings of shareholders may by instrument in writing appoint a proxy, who need not be a shareholder, to attend and act at the meeting in the same manner, to the same extent and with the same power as if the shareholder were present at the meeting in the manner, to the extent and with the power conferred by the proxy.  The instrument appointing a proxy shall be in writing under the hand of the shareholder or the shareholder's attorney, authorized in writing, or if the shareholder is a corporation, under the corporate seal or under the hand of an officer or attorney, authorized in writing, and shall cease to be valid after the expiration of one year from the date thereof.  The instrument appointing a proxy may be in such form as the directors may from time to time prescribe or in such other form as the chair of the meeting may accept as sufficient.

Section 7.13 - Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if, no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.

Section 7.14 - Joint shareholders

If shares are held jointly by two or more persons, any one of them present in person or represented by proxy at a meeting of shareholders of the Corporation, may, in the absence of the other or others vote thereon, but if more than one of them are present in person or represented by proxy they shall vote together as one on the shares jointly held by them.

Section 7.15 - Scrutineers

At each meeting of shareholders one or more scrutineers may be appointed by a resolution of the meeting or by the chair with the consent of the meeting to serve at the meeting.  Such scrutineers need not be shareholders of the Corporation.

Section 7.16 - Votes To Govern

At all meetings of shareholders every question shall, unless otherwise required by articles or by-laws of the Corporation or by law, be decided by majority of the votes duly cast on the question.

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Section 7.17 - Voting

Subject to the provisions of the Act, at all meetings of shareholders every question shall be decided by a show of hands, or vote by means of telephonic, electronic or other communication facility that the Corporation has made available for that purpose, by other means, unless a ballot thereon be required by the chair or be demanded by any shareholder present or represented by proxy and entitled to vote.  Upon a show of hands, or vote by means of telephonic, electronic or other communication facility that the Corporation has made available for that purpose, every person who is present and entitled to vote shall have one vote.  After a show of hands, or vote by means of telephonic, electronic or other communication facility that the Corporation has made available for that purpose, has been counted upon any question, the chair may require or any person who is present and entitled to vote, may demand a ballot thereon.  Whenever a vote by show of hands, or vote by means of telephonic, electronic or other communication facility that the Corporation has made available for that purpose, shall have been taken upon a question, unless a ballot thereon be so required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the proceedings at the meeting shall be prima facie evidence of the fact without proof of the number or proportions of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the Corporation in annual or special meeting, as the case may be, upon the question.  A demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

Section 7.18 - Ballots

If a ballot be required by the chair of the meeting or be duly demanded by any person who is present and entitled to vote, whether shareholder or proxy holder, and the demand be not withdrawn, a ballot upon the question shall be taken in such manner as the chair of the meeting shall direct.  Upon a ballot each person who is present and entitled to vote, whether shareholder or proxy holder shall be entitled to one vote for each share in respect of which the person is entitled to vote at the meeting and the result of the ballot shall be the decision of the Corporation in annual or special meeting, as the case may be, upon the question.

Section 7.19 - Casting Vote

In case of an equality of votes at any meeting of shareholders the chair of the meeting shall be entitled to a second or casting vote.

Section 7.20 - Adjournment

The chair of a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.  If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the meeting that is adjourned.  Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting.

Section 7.21 - Transaction of Business by Signature

Subject to the provisions of the Act resolutions in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders and resolutions in writing dealing with all matters required by the Act to be dealt with at a meeting of shareholders and signed by all the shareholders entitled to vote at that meeting are as valid and effective as if passed at a meeting of the shareholders duly called, constituted and held for that purpose, unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor, if any, in accordance with the Act.

Section 7.22 - One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present or duly represented by proxy constitutes a meeting.

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SECTION 8 - DIVIDENDS AND RIGHTS

Section 8.1 - Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.  Dividends may be paid in money or property or by issuing full paid shares of the Corporation.

Section 8.2 - Dividend Cheques

A dividend payable in money shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class in respect of which it has been declared and mailed by ordinary mail, postage prepaid, to such registered holder at the holder's last address appearing on the securities register, unless the holder otherwise directs.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and if more than one address appears on the books of the Corporation in respect of such joint holding the cheque shall be mailed to the first address so appearing.  The mailing of such cheque as aforesaid shall satisfy and discharge all liability for the dividend to the extent of the sum represented thereby, unless such cheque be not paid at par on due presentation.

Section 8.3 - Non-Receipt of Cheques

In the event of non-receipt of any cheques for dividends by the person to whom it is so sent as aforesaid, the Corporation on proof of such non-receipt and upon satisfactory indemnity being given to it, shall issue to such person a replacement cheque for a like amount.

Section 8.4 - Unclaimed Dividends

Any dividend which remains unclaimed after a period of twelve (12) years after the date on which it has been declared payable shall be forfeited and revert to the Corporation.

Section 8.5 - Record Date for Dividends and Rights

The record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

SECTION 9 – AUDITORS

Section 9.1 – Appointment of Auditors

(a)
The shareholders of the Corporation shall, by ordinary resolution, at the first annual meeting of shareholders and at each succeeding annual meeting, appoint an auditor to hold office until the close of the next annual meeting.

(b)	If an auditor is not appointed at a meeting of shareholders, the incumbent auditor continues in office until a successor is appointed.

(c)	The remuneration of an auditor may be fixed by ordinary resolution of the shareholders or, if not so fixed, may be fixed by the directors.

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(d)
Notwithstanding the foregoing, if at any time the Corporation is not a distributing corporation, the shareholders may resolve not to appoint an auditor.  Any such resolution is valid only until the next succeeding annual meeting of shareholders and is not valid unless it is consented to by all the shareholders, including shareholders not otherwise entitled to vote.

Section 9.2 – Resignation of Auditor

(a)	An auditor of a corporation ceases to hold office when the auditor: (i) dies or resigns; or (ii) a resolution of the shareholders is passed removing the auditor from office.

(b)	A resignation of an auditor becomes effective at the time a written resignation is sent to the corporation, or at the time specified in the resignation, whichever is later.

(c)	A vacancy created by the removal of an auditor may be filled at the meeting at which the auditor is removed or, if not so filled, may be filled by the directors.

Section 9.3 – Vacancies in the Office of Auditors

(a)	The directors shall forthwith fill a vacancy in the office of auditor.

(b)
If there is not a quorum of directors, the directors then in office shall, within twenty-one days after a vacancy in the office of auditor occurs, call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors, the meeting may be called by any shareholder.

(c)	An auditor appointed to fill a vacancy holds office for the unexpired term of the auditor's predecessor.

(d)
If the Corporation does not have an auditor, the court may, on the application of any shareholder, appoint and fix the remuneration of an auditor who holds office until an auditor is appointed by the shareholders unless the shareholders have unanimously resolved not to appoint an auditor.

Section 9.4 – Notices to Auditor

(a)
The auditor of the Corporation is entitled to receive notice of every meeting of shareholders and, at the expense of the Corporation, to attend and be heard on matters relating to the auditor's duties.

(b)
If a director or shareholder of the Corporation, whether or not the shareholder is entitled to vote at the meeting, gives written notice not less than ten days before a meeting of shareholders to the auditor or a former auditor of the Corporation, the auditor or former auditor shall attend the meeting at the expense of the Corporation and answer questions relating to their duties as auditor.  A director or shareholder who sends such a notice to the auditor shall send concurrently a copy of the notice to the Corporation.

Section 9.5 – Changes to the Office of Auditor

(a)	An auditor is entitled to submit to the Corporation a written statement giving reasons for resigning or for opposing any proposed action or resolution when the auditor:

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(i)	resigns;

(ii)	receives a notice or otherwise learns of a meeting of shareholders called for the purpose of removing the auditor from office;

(iii)
receives a notice or otherwise learns of a meeting of directors or shareholders at which another person is to be appointed to fill the office of auditor, whether because of the resignation or removal of the incumbent auditor or because the auditor's term of office has expired or is about to expire; or

(iv)	receives a notice or otherwise learns of a meeting of shareholders at which a resolution that the Corporation not have an auditor is to be proposed.

(b)	In the case of a proposed replacement of an auditor, whether through removal or at the end of the auditor's term, the following rules apply with respect to other statements:

(i)	the Corporation shall make a statement on the reasons for the proposed replacement;

(ii)	the proposed replacement auditor may make a statement in which he or she comments on the reasons referred to in the Corporation's statement;

(iii)
the corporation shall send a copy of the statements referred to in this section without delay to every this section and to the Director appointed under the Act, unless the statement is included in or attached to a management proxy circular required by the Act.

(c)
No person shall accept appointment or consent to be appointed as auditor of the Corporation to replace an auditor who has resigned, been removed or whose term of office has expired or is about to expire until the person has requested and received from that auditor a written statement of the circumstances and the reasons, in that auditor's opinion, for their replacement.

(d)
Notwithstanding clause (c) above, a person otherwise qualified may accept appointment or consent to be appointed as auditor of the Corporation if, within fifteen days after making the request referred to in that clause, the person does not receive a reply.  Unless this clause applies, an appointment as auditor of the Corporation of a person who has not complied with clause (c) is void.

Section 9.6 – Duties of Auditor

(a)
An auditor of the Corporation shall make the examination that is in the opinion of the auditor necessary to enable them to report in the prescribed manner on the financial statements required by this Act to be placed before the shareholders, except such financial statements or part thereof that relate to the immediately preceding financial year.

(b)
An auditor of the Corporation may reasonably rely on the report of an auditor of a body corporate or an unincorporated business the accounts of which are included in whole or in part in the financial statements of the Corporation.  For the purpose of this provision, reasonableness is a question of fact and this clause applies whether or not the financial statements of the holding body corporate reported on by the auditor are in consolidated form.

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Section 9.7 – Right of Auditor to Obtain Information

(a)	On the demand of an auditor of the Corporation, the present or former directors, officers, employees or agents of the Corporation shall furnish such:

(i)	information and explanations;

(ii)
access to records, documents, books, accounts and vouchers of the Corporation or any of its subsidiaries as are, in the opinion of the auditor, necessary to enable the auditor to make the examination and report required under the Act and these by-laws and that the directors, officers, employees or agents are reasonably able to furnish.

(b)	On the demand of the auditor of the corporation, the directors of the Corporation shall:

(i)
obtain from the present or former directors, officers, employees and agents of any subsidiary of the corporation the information and explanations that the present or former directors, officers, employees and agents are reasonably able to furnish and that are, in the opinion of the auditor, necessary to enable the auditor to make the examination and report required under the Act and these by-laws; and

(ii)	furnish the auditor with the information and explanations so obtained.

(c)	A person who in good faith makes an oral or written communication pursuant to this section is not liable in any civil proceeding arising from having made the communication.

Section 9.8 – Audit Committee

(a)
Subject to clause (b) below, if the Corporation is a distributing corporation, the Board shall elect annually from among its members an audit committee composed of not less than three directors of the Corporation, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

(b)
The Director appointed under the Act may, on the application of the Corporation, authorize the Corporation to dispense with an audit committee, and the Director appointed under the Act may, if satisfied that the shareholders will not be prejudiced, permit the Corporation to dispense with an audit committee on any reasonable conditions that the Director thinks fit.

(c)	An audit committee shall review the financial statements of the Corporation before such financial statements are approved by the directors.

(d)
The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor.

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(e)	The auditor of a Corporation or a member of the audit committee may call a meeting of the committee.

(f)
A director or an officer of the Corporation shall forthwith notify the audit committee and the auditor of any error or misstatement of which the director or officer becomes aware in a financial statement that the auditor or a former auditor has reported on.

(g)
An auditor or former auditor of the Corporation who is notified or becomes aware of an error or misstatement in a financial statement on which they have reported, if in their opinion the error or misstatement is material, shall inform each director accordingly.

(h)	When under clause (g) the auditor or former auditor informs the directors of an error or misstatement in a financial statement, the directors shall:

(i)	prepare and issue revised financial statements; or

(ii)
inform the shareholders and, if the Corporation is a distributing corporation, inform the Director appointed under the Act of the error or misstatement in the same manner as the shareholders are informed.

SECTION 10- NOTICES

Section 10.1 - Method of Giving

Any notice, communication or document to be given by the Corporation pursuant to the Act, articles, by-laws or otherwise, to a shareholder, director, officer, or auditor of the Corporation shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's last address as recorded in the records of the Corporation or if mailed by prepaid ordinary or air mail in a sealed envelope addressed to the person at the person's last address as recorded in the records of the Corporation, or if sent by means of any other form of transmitted or recorded communication.  The secretary may change the address on the records of the Corporation of any shareholder in accordance with any information believed by him to be reliable.  A notice, communication or document so delivered shall be deemed to have been received when it is delivered personally or at the address aforesaid; and a notice, communication or document so mailed shall be deemed to have been received when deposited in a post office or public letter box; and a notice sent by any other form of transmitted or recorded communication shall be deemed to have been received when delivered to the appropriate communication company or agency or its representative for dispatch.

Section 10.2 - Computation of Time

In computing the date when notice must be given under any provision of the articles or by-laws requiring a specified number of days' notice of any meeting or other event, the date of giving the notice and the date of the meeting or other event shall be excluded.

Section 10.3 - Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or any other person entitled to any notice or any error in any notice not effecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

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Section 10.4 - Notice to Joint Shareholders

All notices with respect to any shares registered in more than one name may if more than one address appears on the records of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to all the holders of such shares.

Section 10.5 - Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or by any other means whatsoever, shall become entitled to any share or shares, shall be bound by every notice in respect of such share or shares which shall have been duly given to the shareholder from whom such person derives title to such share or shares, prior to the name and address of such person being entered on the securities register of the Corporation (whether it be before or after the happening of the event upon which such person became entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

Section 10.6 - Waiver of Notice

Any shareholder, proxy holder, director, officer, auditor or other person entitled to attend a meeting of shareholders may waive any notice, or waive or abridge the time of any notice, required to be given under any provision of the articles or by-laws of the Corporation or of the Act, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in giving such notice.  Any such waiver or abridgement shall be in writing.

SECTION 11 - GENERAL

Section 11.1 - Effective Date

This by-law shall come into force on the date of the approval by the directors provided that the by-law shall be submitted to the shareholders not later than the next meeting of shareholders who may, by ordinary resolution, confirm, reject or amend the by-law in accordance with the Act.

Section 11.2 – Electronic Communications

The Corporation may communicate with the shareholders by the provision of electronic documents subject to the requirements and the conditions set out in the Act and the regulations passed pursuant to the Act.

PASSED by the board the 14th day of April, 2011.

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SCHEDULE "D"
CORPORATE GOVERNANCE DISCLOSURE

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

The following current directors of the Corporation are independent: Harry Burgess, Derrick Gill, Michael Gross, Marvin K. Kaiser, David W. Peat and Charles E. Stott.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Wade K. Dawe is not independent.  Mr. Dawe is Chief Executive Officer and President of the Corporation.

(c)
Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the Board of directors (the Board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

As recommended in the Guidelines, the Board is constituted with a majority of independent directors.  The Board believes that the current composition of the Board serves the Corporation and its shareholders well and that all of its directors make a valuable contribution to the Board, the Corporation and its subsidiaries.  The non-independent director possesses an extensive knowledge of the Corporation's business and extensive experience in the industry, which has proven to be beneficial to the other directors, and his participation as a director contributes to the effectiveness of the Board.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are directors of other reporting issuers:

Name	Issuer	Exchange
Wade K. Dawe	ImmunoVaccine Inc.	TSXV
	Linear Metals Corporation	TSX
	NWest Energy Corp. (formerly NWest Energy Inc.)	TSXV
Harry Burgess	ACME Resources Corp.	TSXV
	Vena Resources Inc.	TSX
Derrick Gill	Crosshair Exploration & Mining Corp.	TSX, NYSE Amex
Dr. Michael Gross	Linear Metals Corporation	TSX
Marvin K. Kaiser	Gryphon Gold Corporation	TSX
David W. Peat	Uranium Resources, Inc.	NASDAQ
	Gabriel Resources Ltd.	TSX
Charles E. Stott	Western Troy Capital Resources Inc.	TSXV

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(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The Board of the Corporation may meet without management when in- person Board meetings are held.  In the event that the Board determines during such a meeting that only independent directors should be present for the discussion, it excuses the director that is not independent.  Since January 1, 2010, there were no such meetings at the conclusion of duly organized Board meetings.

(f)
Disclose whether or not the chair of the Board is an independent director.  If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Chairman of the Board, Mr. Dawe, is not an independent director.  In order to mitigate any potential disadvantages of a combined chairman and chief executive officer role, the Corporation has appointed CHARLES E. STOTT to serve as the Lead Independent Director and in such capacity Mr. Stott:

i.	chairs meetings of independent directors and relays comments or recommendations to the Chair of the Board and CEO;

ii.	sets procedure for meetings of independent directors.

iii.	acts as Chair of the Board at any meeting where the Chair of the Board is absent; and

iv.	carries out other functions or assignments as requested by the Board.

The Board believes that, in the context of a combined Chairman and Chief Executive Officer, the role of a strong Lead Independent Director is necessary in order to facilitate and strengthen the Board's independent oversight of the Corporation's performance, strategy and planning and to uphold effective governance standards.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.

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Director	Board Meetings Attended		Committee Meetings Attended (1) (2)		Total Meetings of Board and Committee Attended
Wade K. Dawe (3)	4 of 4	100%	n/a	n/a	4 of 4	100%
Harry Burgess (3)	1 of 1	100%	1 of 1 SHEC	100%	2 of 2	100%
Derrick Gill (3)	4 of 4	100%	6 of 6 AC	100%	15 of 15	100%
			5 of 5 GNCC	100%
Michael Gross (3)	4 of 4	100%	1 of 1	100%	10 of 10	100%
			SHEC 5 of 5 GNCC	100%
Marvin K. Kaiser (4)	10 of 10	100%	10 of 10 AC	100%	32 of 32	100%
			10 of 10 SC	100%
			2 of 2 TC	100%
David W. Peat	10 of 10	100%	10 of 10 AC	100%	30 of 30	100%
			10 of 10 SC	100%
Charles E. Stott (4)	10 of 10	100%	1 of 1	100%	23 of 23	100%
			SHEC	100%
			10 of 10 SC	100%
			2 of 2 TC

Notes:

(1)	Directors who are not members of Board Committees are invited to attend, but their attendance has not been shown above.
(2)
AC is the Audit Committee, GNCC is the Governance, Nominating and Compensation Committee, SHEC is the Safety, Health and Environment Committee and SC is the Special Committee of which only Messrs. Kaiser, Peat and Stott were members.

(3)	Messrs. Dawe, Gill and Gross joined the Board on June 25, 2010. Mr. Burgess joined the board on November 18, 2010.
(4)
Messrs. Kaiser and Stott were members of the former Technical Committee (“TC”).  Messrs. Peat and Stott were members of the former Compensation Committee (“CC”).  These committees and the former Nominating Committee were replaced by the formation of the new committees following the business combination of Apollo and Linear to form Brigus.  The Board has assumed the responsibilities of the Technical Committee.

2.	Board Mandate

Disclose the text of the Board's written mandate.  If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The text of the mandate or the Charter of the Board is attached hereto as Appendix "A".

3.	Position Descriptions

(a)
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee.  If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed and approved formal position descriptions for the Chairman of the Board, the Lead Independent Director of the Board and the Chair of each Board committee.  The Board has adopted charters for each of the Audit Committee, the Governance, Nominating and Compensation Committee and the Safety, Health and Environment Committee, each of which provide for a Chair to be appointed and to act in such capacity.

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(b)
Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has not yet developed a formal position description for the CEO.  Formal corporate objectives outlined in the Corporation's corporate plan and budget are reviewed and approved by the Board on an annual basis.  The CEO is responsible for presenting these objectives and meeting these objectives.  The Board and the CEO engage in regular dialogue regarding the performance of the senior management team in achieving the Corporation's strategic objectives as determined by the management and the Board.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the Board takes to orient new directors regarding

(i)	the role of the Board, its committees and its directors, and

(ii)	the nature and operation of the issuer's business.

The Board ensures that orientation is given to new members of the Board.  Such orientation and education program consists of details of the Corporation's organizational structure, the structure of the Board and its committees, compliance requirements for directors, corporate policies and bylaws.  New members also meet with directors and senior management of the Corporation, including visits to the operations, to learn of the functions and activities of the Corporation.  On an ongoing basis, presentations are made to the Board on various aspects of the Corporation's operations.

In addition, the Governance, Nominating and Compensation Committee is responsible for developing and overseeing the process to assess the effectiveness of the Chairman, the Board, the Board committees, Chairs of the committees and individual directors.

(b)
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.  If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Please refer to answer immediately above.

5.	Ethical Business Conduct

(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

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(ii)	describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written code of ethics for the directors, officers and employees of the Corporation (the "Code").  This code of ethics is available at the Corporation's website at www.brigusgold.com.  The Board has primary authority and responsibility for the enforcement of the Code.  Any suspected violation of the Code should be promptly reported to the Secretary of the Corporation.  The Secretary will promptly forward all such reports to the Chairman of the Board, who will receive such reports on behalf of the Board.  The Secretary may be reached as follows: 1969 Upper Water Street, Suite2001, Purdy's Wharf Tower II, Halifax, Nova Scotia B3J 3R7.

(b)
Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

As noted above, the Board meets from time to time and in appropriate circumstances without management and non-independent directors present.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code described above, the Board has a formal policy that all acquisitions and divestitures of a material nature require the approval of the Board.  The Board's policy also requires that all major strategic decisions, including any change in the strategic direction of the Corporation, be presented by management to the Board for approval.  As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation's business and management's expectations and planned actions in respect thereto.

The Board reviews the adequacy and form of the compensation of directors to ensure the compensation realistically reflects the responsibility and risk involved in being an effective director.  The Board has made it a priority to continue to examine and develop the processes which it follows in its deliberations in order that it will continue to fulfill its mandate.

The Board and the Chief Executive Officer engage in regular dialogue regarding the performance of the senior management team, including the Chief Executive Officer, in achieving the Corporation's strategic objectives as determined by management and the Board.  As the Board has plenary power, any responsibility which is not delegated to management or a committee remains with the Board.

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The Board conducts in-camera sessions led by the Lead Independent Director without management present as it deems appropriate and also conducts in-camera sessions to review the recommendations of the Governance, Nominating and Compensation Committee.  The Governance, Nominating and Compensation Committee also conducts part of its deliberations without management present.  As well, the Audit Committee has a policy to meet annually with the Corporation's auditors without management present.

The Board has also implemented an amended Whistle Blower Policy.  Reports of any alleged legal, regulatory or internal policy violations may be reported to the Chairman of the Audit Committee or to a supervisor or member of management, who is required to immediately forward such report to the Chairman of the Audit Committee.  Reports of alleged violations may be submitted to the Audit Committee anonymously.  The Audit Committee is responsible for investigating and responding to the reports of alleged violations.

6.	Nomination of Directors

(a)	Describe the process by which the Board identifies new candidates for Board nomination.

Prior to their standing for election, new nominees to the Board are reviewed by the entire Board.  The Governance, Nominating and Compensation Committee has the responsibility of making recommendations to the Board with respect to the new nominees and for assessing directors on an on-going basis.

(b)
Disclose whether or not the Board has a nominating committee composed entirely of independent directors.  If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage to objective nomination process.

The Governance, Nominating and Compensation Committee is composed of three independent directors and makes recommendations to the Board on the nomination of new directors.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance, Nominating and Compensation Committee seeks individuals qualified to become Board members.  It determines each proposed nominee's qualifications for service on the Board and conduct appropriate inquiries into the backgrounds and qualifications of possible nominees.  The Governance, Nominating and Compensation Committee recommends to the Board the director nominees for the next annual meeting of Shareholders.  It evaluates the performance of each director before recommending to the Board his or her nomination for an additional term as director.  In addition, the Governance, Nominating and Compensation Committee evaluates and recommends to the Board when new members should be added to the Board.

7.	Compensation

(a)	Describe the process by which the Board determines the compensation for the issuer's directors and officers.

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On a regular basis the Board reviews the adequacy and form of compensation for directors and officers.  This review is completed with reference to each individual corporate officer's performance, the Company's overall performance and comparable compensation paid to similarly-situated directors and officers in comparable companies.

(b)
Disclose whether or not the Board has a compensation committee composed entirely of independent directors.  If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Governance, Nominating and Compensation Committee is composed of three directors, who are independent, and makes recommendations to the full Board on compensation policies and practices.

(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Governance, Nominating and Compensation Committee reviews and makes recommendations to the Board on the compensation packages for the CEO and other senior officers, as well as evaluating annually the performance of the CEO.  This committee meets at least annually to discuss compensation issues but also meets from time to time as necessary.

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

8.	Other Board Committees

If the Board has standing committees other that the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has the Safety, Health and Environment Committee, which responsibility includes overseeing the development and implementation of policies and management systems of the Corporation relating to environmental and health and safety issues in order to ensure compliance with applicable laws and best management practices.

In August 2009, the Board established a Special Committee to review and supervise any proposed transaction that could arise in respect of the Corporation, and any potential issuance of securities, change of control or similar transaction.  The Special Committee met only twice in calendar 2009.  Between December 30, 2009 and March 8, 2010, the special committee met 10 times to review the progress of the potential business combination with Linear, as well as these other various alternatives and opportunities.  The business combination with Linear, which, with the advice of its independent legal and financial advisors, the Special Committee had determined to represent the best financing and strategic opportunity available to the Corporation, was completed in June 2010.  The Special Committee is no longer active and has not met since March 2010.

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9.	Assessments

Disclose whether or not the Board, it committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

It is the responsibility of the Governance, Nominating and Compensation Committee to assess the effectiveness of the Board as a whole and the committees of the Board.  In 2010, this committee did not undertake a formal assessment procedure as a result of the members of the Board only having been together since the business combination of Apollo and Linear to form Brigus on June 24, 2010.  The next assessment will be completed by the end of 2011.  Participation of directors is expected at all Board and committee meetings.  Directors are asked to notify the Corporation if they are unable to attend, and attendance is duly recorded.

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APPENDIX 1 TO SCHEDULE "D"
BRIGUS GOLD CORP.
CHARTER OF THE BOARD OF DIRECTORS

(1)	Purpose

The Board of Directors ("Board") of Brigus Gold Corp. ("Brigus") is responsible for the stewardship of Brigus' business and affairs.

(2)	Composition of the Board

(a)	The Board shall consist of no less than three (3) Directors, a majority of whom shall be independent;

(b)	The Board shall appoint a Chair from amongst its directors; and

(c)
If the Chair is not independent then a Lead Independent Director should be appointed from the ranks of the Independent Directors.  The Chair shall be tasked with ensuring the Board's agenda enables the Board to successfully carry out its responsibilities to Brigus.

(3)	Duties and Responsibilities of the Board

The Board has the following duties and responsibilities, which may be initially reviewed by the applicable committees of the Board before being recommended to the full Board for approval:

(a)	Strategic Planning

(i)
Ensuring that a company-wide strategic planning process is in place and approving the resulting business plan on at least an annual basis.  This business plan should take into account, at a minimum the short and longer term opportunities and risks of the business;

(ii)	Approving Brigus' annual operating and capital budgets; and

(iii)	Reviewing performance results in relation to the business plan and budgets.

(b)	Risk Management and Internal Controls

(i)	Identifying and assessing the principal risks of Brigus' business and ensuring the implementation of systems to mitigate these risks; and

(ii)	Ensuring the integrity of Brigus' internal control and management information systems and the safeguarding of Brigus' assets;

(iii)	Reviewing, approving, and as required, overseeing compliance with Brigus' Disclosure Policy by Directors, Officers, senior management and other employees;

(iv)	Reviewing, approving and overseeing Brigus' disclosure, controls and procedures; and

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(v)
Reviewing and approving the Code of Business Conduct of Brigus with the purpose of promoting integrity and deterring wrongdoing, and encouraging and promoting a culture of ethical business conduct, and as required, overseeing compliance with Brigus' Code of Business Conduct by Directors, Officers, senior management and other employees.

(c)	Chief Executive Officer and Senior Management

(i)	Appointing the Chief Executive Officer ("CEO") of Brigus and determining the terms and conditions of his appointment;

(ii)	Developing, along with the CEO, a written position description for the role of the CEO;

(iii)	Satisfying itself as to the integrity of the CEO; and

(iv)	Providing attention to succession planning, including the appointment, training, monitoring and continuing education of the CEO, Officers and senior management.

(d)	Governance

(i)
Developing Brigus' approach to governance practices, including expectations and responsibilities of individual Directors, including expectations for attendance at meetings and the level of engagement that is expected of members of the Board;

(ii)	Approving the nomination of Directors to the Board, as well as:

(I)	determining which Directors, in the reasonable opinion of the Board, are independent pursuant to applicable legislation and regulatory requirements;

(II)	developing qualifications and criteria for the selection of Directors; and

(III)	appointing the Board Chair, Lead Independent Director, if applicable, and the Chair and members of each Committee of the Board in consultation with the relevant Committee.

(iii)	Determining that Audit Committee members meet all applicable legislative, regulatory and listing qualifications, including financial literacy and independence;

(iv)	providing an orientation program for new Directors and continuing education opportunities for all Directors.

(v)	Assessing annually the effectiveness of the Board Chair and/or Lead Independent Director, each Committee of the Board and their respective Chairs, as well as individual Directors;

(vi)	Developing position descriptions for the Chair, the Lead Independent Director and for each Committee Chair so that they may be evaluated objectively; and

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(vii)	Appointing and removing Brigus' Secretary.

(e)	Financial Reporting, Auditors and Transactions

(i)	Reviewing and approving, as required, Brigus' financial statements and related financial information;

(ii)	Appointing, subject to the approval of shareholders, and removing the external auditor;

(iii)	Appointing and removing of Brigus' Chief Financial Officer ("CFO"); and

(iv)	Delegating, to the extent permitted by law, to the CEO, other Officers and senior management appropriate powers to manage the business affairs of Brigus.

(f)	Legal Requirements and Communication

(i)	Overseeing the adequacy of Brigus' processes to ensure compliance by Brigus with applicable legal and regulatory requirements;

(ii)	Developing and implementing measures through which the Board can receive feedback from security holders; and

(iii)	Performing any other function that is prescribed by law that has not been delegated by the Board to a Committee of the Board or to management.

(g)	Oversight of Brigus' Environmental Risks

(i)	Review and monitor Brigus' environment policy and environmental management system.

(4)	Duties and Responsibilities of the Board Chair and Lead Independent Director

The Board Chair and/or Lead Independent Director shall lead the Board in all aspects of its work and are responsible to effectively managing the affairs of the Board and ensuring that the Board is properly organized and functions efficiently.  As appropriate the Chair and/or the Lead Independent Director will advise the CEO in matters concerning the Board, including the relationship between management and the Board.

Specifically, the Board Chair shall:

(a)	Provide the leadership necessary to enable the Board to carry out its duties and responsibilities described in this Board Charter;

(b)	Work with the CEO, other Officers and senior management to monitor progress on the Business Plan, annual budgets, policy implementation and succession planning;

(c)	Provide advice, counsel and mentorship to the CEO and fellow members of the Board;

(d)	Foster an effective working relationship between the Board and management;

(e)	Chair the Board meetings;

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(f)	Determine, in consultation with the CEO, the Secretary, the Chairs of Committees, the frequency, dates and location of meetings of the Board, the Committees of the Board, and of the shareholders;

(g)	Review the meeting agendas to ensure that all required business comes before the Board so that it may effectively and efficiently carry out its duties and responsibilities;

(h)	Ensure that all items requiring Board and Committee approval are tabled as appropriate;

(i)	Ensure the proper flow of information to the Board;

(j)	Review, with the Secretariat and CEO, the adequacy and timing of information and materials in support of management proposals to the Board; and

(k)
In conjunction with the relevant Committee of the Board and its Chair, review and assess individual Director's meeting attendance records and the effectiveness and performance of the Board, its Committees, Committee Chairs and individual Directors;

(l)	Act for the CEO and exercise his/her authority in the event that the CEO is absent and is unable to act where action by the CEO is necessary to protect the interests of Brigus;

(m)	Attend Committee meetings in a non-voting capacity as deemed appropriate by the Board Chair;

(n)	Ensure that an opportunity exists at each regular meeting for the Independent Directors to meet separately without non-Independent Directors and management personnel present; and

(o)	Carry out other functions or assignments as requested by the Board.

If there is a Lead Independent Director, he or she shall:

(a)	Chair meetings of Independent Directors and relay comments or recommendations to the Chair of the Board and CEO; and

(b)	Set procedure for meetings of Independent Directors.

(c)	Act as Chair of the Board at any meeting where the Chair of the Board is absent; and

(d)	Carry out other functions or assignments as requested by the Board.

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